UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For August 30, 2022

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40 F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

FY22∗	Harmony Gold Mining Company Limited Incorporated in the Republic of South Africa Registration number: 1950/038232/06 JSE share code: HAR NYSE share code: HMY ISIN: ZAE000015228 (Harmony or the company)
RESULTS
for the year ended 30 June 2022

KEY FEATURES for the financial year 2022 (FY22) vs financial year 2021 (FY21)
The key features are based on our four strategic pillars:

RESPONSIBLE STEWARDSHIP	CASH CERTAINTY
• FTSE4Good constituent: amongst top 9% within the same FTSE industry basic resource sector
• Included in the Bloomberg Gender Equality Index for the 4th consecutive year
• CDP Water 'A' rating
• Kareerand water use licence obtained
• Improved safety performance – LTIFR below 6
• Commenced the 30MW Phase 1 renewable energy programme
• Refinanced our funding facilities which include sustainability-linked KPIs
• Secured a R1.5bn green loan to be used exclusively for Phase 2 renewable energy roll-out

• Revenue of R42 645m (US$2 804m) increased by 2% from R41 733m (US$2 710m)
• Net debt to EBITDA stable at 0.1x
• HEPS of 499 SA cents (33 US cents) decreased by 49% from 987 SA cents (64 US cents)
• Production profit of R9 546m (US$628m) decreased 20% from R11 958m (US$777m)
• Operating free cash flow of R2 905m (US$191m) decreased by 55% from R6 528m (US$424m)
• Net loss of R1 012m (US$48m) after net profit decreased by 120% from R5 124m (US$326m)

OPERATIONAL EXCELLENCE	EFFECTIVE CAPITAL ALLOCATION
• Met revised annual production guidance
• Hidden Valley returned to normal levels of production in Q4
• Higher quality reserves and resources will result in improved conversions
– 132.6Moz in gold and gold equivalent resources
– 39.8Moz in gold and gold equivalent reserves

• Capital prioritised towards high-grade underground and high-margin surface assets
• Strong pipeline of organic projects, including Tier 1 Wafi-Golpu, to drive production profile and margin expansion
• Deleveraged balance sheet with R8 202m (US$504m) in liquidity
• Final dividend** of 22 SA cents (1.3 US cents)^ per share declared
• Total FY22 dividend yield of 1.1%#

*    These provisional condensed consolidated financial statements have been reviewed by our external auditors, PricewaterhouseCoopers Incorporated
**     See dividend notice on page 8 for the details
^    Illustrative equivalent based on the closing exchange rate of R16.76/US$1 as at 25 August 2022
#     As at 25 August 2022

OPERATING RESULTS

		Year ended 30 June 2022	Year ended 30 June 2021	% Change
Gold produced	kg	46 236	47 755	(3)
	oz	1 486 517	1 535 352	(3)
Underground grade	g/t	5.37	5.51	(3)
Gold price received	R/kg	894 218	851 045	5
	US$/oz	1 829	1 719	6
Cash operating costs	R/kg	701 024	600 592	(17)
	US$/oz	1 434	1 213	(18)
Total costs and capital	R/kg	834 937	707 445	(18)
	US$/oz	1 707	1 429	(19)
All-in sustaining costs (AISC)	R/kg	835 891	723 054	(16)
	US$/oz	1 709	1 460	(17)
Production profit	R million	9 546	11 958	(20)
	US$ million	628	777	(19)
Average exchange rate	R/US$	15.21	15.40	(1)
FINANCIAL RESULTS

		Year ended 30 June 2022	Year ended 30 June 2021	% Change
Basic earnings/(loss) per share	SA cents	(172)	842	<(100)
	US cents	(8)	54	<(100)
Headline earnings	R million	3 055	5 959	(49)
	US$ million	199	387	(49)
Headline earnings per share (HEPS)	SA cents	499	987	(49)
	US cents	33	64	(49)
Please refer to our website for the full results presentation: https://www.harmony.co.za/invest/presentations/2022
FORWARD-LOOKING STATEMENTS
This booklet contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.
These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this booklet, and including any climate change-related statements, targets and metrics, are necessarily estimates reflecting the best judgement of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in our integrated annual report.
Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere; the impact from, and measures taken to address, Covid-19 and other contagious diseases, such as HIV and tuberculosis; rising inflation, supply chain issues, volatile commodity costs and other inflationary pressures exacerbated by the Russian invasion of Ukraine and subsequent sanctions; estimates of future earnings, and the sensitivity of earnings to gold and other metals prices; estimates of future gold and other metals production and sales; estimates of future cash costs; estimates of future cash flows, and the sensitivity of cash flows to gold and other metals prices; estimates of provision for silicosis settlement; increasing regulation of environmental and sustainability matters such as greenhouse gas emission and climate change, and the impact of climate change on our operations; estimates of future tax liabilities under the Carbon Tax Act; statements regarding future debt repayments; estimates of future capital expenditures; the success of our business strategy, exploration and development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves statements regarding future exploration results and the replacement of reserves; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations; fluctuations in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions related to industrial action or health and safety incidents; power cost increases as well as power stoppages, fluctuations and usage constraints; supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; our ability to hire and retain senior management, sufficiently technically-skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged persons in management positions or sufficient gender diversity in management positions or at Board level; our ability to comply with requirements that we operate in a sustainable manner and provide benefits to affected communities; potential liabilities related to occupational health diseases; changes in government regulation and the political environment, particularly tax and royalties, mining rights, health, safety, environmental regulation and business ownership including any interpretation thereof; court decisions affecting the mining industry, including, without limitation, regarding the interpretation of mining rights; our ability to protect our information technology and communication systems and the personal data we retain; risks related to the failure of internal controls; the outcome of pending or future litigation or regulatory proceedings; fluctuations in exchange rates and currency devaluations and other macroeconomic monetary policies; the adequacy of the Group’s insurance coverage; any further downgrade of South Africa's credit rating; and socio-economic or political instability in South Africa, Papua New Guinea and other countries in which we operate.
These forward-looking statements speak only as of the date they are made. The foregoing factors and others described under “Risk Factors” in our Integrated Annual Report (www.har.co.za) and our Form 20F should not be construed as exhaustive. We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as required by law. All subsequent written or oral forward-looking statements attributable to Harmony or any person acting on its behalf are qualified by the cautionary statements herein.
These forward-looking statements are the responsibility of the directors and have not been reviewed and reported on by the Company’s external auditors.
2    Harmony Gold Mining Company Limited | FY22 Results for the year ended 30 June 2022

CONTENTS

PAGE
2	Forward-looking statements
3	Shareholder information
4	Message from the chief executive officer
8	Notice of final gross cash dividend
9	Summary update of Harmony's Mineral Resources and Mineral Reserves
12	Operating results – year on year (Rand/Metric)
14	Operating results – year on year (US$/Imperial)
16	Review report from external auditor
17	Condensed consolidated income statement (Rand)
18	Condensed consolidated statement of comprehensive income (Rand)
18	Condensed consolidated statement of changes in equity (Rand)
19	Condensed consolidated balance sheet (Rand)
20	Condensed consolidated cash flow statement (Rand)
21	Notes to the condensed consolidated financial statements
38	Segment report (Rand/Metric)
39	Condensed consolidated income statement (US$)
40	Condensed consolidated statement of comprehensive income (US$)
40	Condensed consolidated statement of changes in equity (US$)
41	Condensed consolidated balance sheet (US$)
42	Condensed consolidated cash flow statement (US$)
43	Segment report (US$/Imperial)
44	Development results – Metric and Imperial
45	Competent person's declaration
45	Directorate and administration

SHAREHOLDER INFORMATION

Issued ordinary share capital 30 June 2022	616 525 702
Issued ordinary share capital 30 June 2021	616 052 197
MARKET CAPITALISATION
As at 30 June 2022 (ZARm)	32 041
As at 30 June 2022 (US$m)	1 956
As at 30 June 2021 (ZARm)	32 503
As at 30 June 2021 (US$m)	2 276
HARMONY ORDINARY SHARES AND ADR PRICES
12-month high (1 July 2021 – 30 June 2022) for ordinary shares (ZAR)	82.65
12-month low (1 July 2021 – 30 June 2022) for ordinary shares (ZAR)	43.87
12-month high (1 July 2021 – 30 June 2022) for ADRs (US$)	5.36
12-month low (1 July 2021 – 30 June 2022) for ADRs (US$)	3.01
FREE FLOAT	100%
AMERICAN DEPOSITARY RECEIPT (ADR) RATIO	1:1
JSE LIMITED	HAR
Average daily volume for the year (1 July 2021 – 30 June 2022)	2 434 235
Average daily volume for the previous year (1 July 2020 – 30 June 2021)	3 827 808
NEW YORK STOCK EXCHANGE	HMY
Average daily volume for the year (1 July 2021 – 30 June 2022)	6 317 140
Average daily volume for the previous year (1 July 2020 – 30 June 2021)	6 591 645
INVESTORS' CALENDAR
Annual General Meeting	29 November 2022
Harmony Gold Mining Company Limited | FY22 Results for the year ended 30 June 2022    3

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER
OVERVIEW
The many successes achieved in FY22 are attributable to the embodiment of the five Harmony values by our people each and every day. Our culture of achievement and a philosophy of creating shared value is encapsulated in the three words: 'Mining with Purpose'.
Harmony ended the financial year on the front foot, confident and with good momentum. The strong fourth quarter has carried through into the new financial year and I am confident we will again deliver on our strategic objective of safe, profitable ounces in financial year 2023 (FY23).
We met our revised annual production guidance despite numerous macro and operational challenges throughout FY22. Our AISC was marginally higher than guided. We have also taken a major step forward on our decarbonisation journey, with the construction of our first 30 megawatts (MW) of renewable solar generation capacity now underway through an independent power producer (IPP).
We have reshaped our portfolio through effective capital allocation. The result is a higher-quality portfolio with production now diversified across three core business areas, namely:
•South African underground
•South African surface
•International operations
Improving safety, delivering meaningful returns, active cost management and growing our ounces are key focus areas. Our brownfield and greenfield pipeline of projects, coupled with value-accretive mergers and acquisitions (M&A) and responsible allocation of capital towards environmental, social and governance (ESG) focussed initiatives will ensure continued value-creation for our shareholders and other stakeholders for years to come.
SAFETY AND RESPONSIBLE STEWARDSHIP
Safety is our number one priority and the cornerstone of decision-making at Harmony. Achieving our objective of zero loss-of-life is a non-negotiable and we believe it is achievable.
Safety will always take precedent over production. This was evident in our decision on the responsible closure of Bambanani at the end of this financial year. As the mine reached the end of its life, seismicity increased beyond an acceptable level. Therefore, the decision was taken to permanently close the mine having extracted 84% of the pillar. We bid farewell to a stalwart in South African mining, but are pleased that the highly-skilled Bambanani crews have been redeployed within Harmony. We extend our gratitude to all those who were involved at Bambanani over the past 50 years.
Our comprehensive safety initiatives and robust risk management framework are starting to yield results. We have achieved some extraordinary safety milestones as a company and indeed as an industry. Traditional high-risk agencies such as falls of ground and rail-bound equipment both demonstrated significant improvements. Harmony had zero fall-of-ground loss-of-life incidents in the second half of the financial year and we are also seeing an increase in white-flag (accident-free) days.
We have also seen our lost-time injury frequency rate (LTIFR) trend below six per 1 million hours worked for three consecutive quarters – another first for Harmony. The LTIFR for FY22 ended at 5.90 per million hours worked compared to 6.46 per million hours worked in FY21.
The roll-out of various initiatives such as the standardisation of process maps, the implementation of Syncromine (an optical character recognition system which converts paper checklists into real-time digitised data), manless box-holes, missing persons’ locators and 'wiring the mine' trials at Mponeng, will drive further improvements in safety.
Other key safety initiatives implemented in FY22 include:
•Stopes and development areas being equipped with permanent steel netting and bolting
•Introduction and adoption of additional fall-of-ground leading practices including entry examination and ensuring working areas are safe
•Introduction and adoption of a trigger action response plan (TARP) which consists of a set of documented and known workplace hazards that need to be continuously checked
•Adoption of good ledging practices at all underground operations
Our safety journey, however, requires each one of us to remain vigilant and alert to our surroundings while not being afraid to exercise our right to refuse entry to a place of work if deemed unsafe.
Regrettably, our year-on-year loss-of-life injury frequency rate regressed from 0.11 in FY21 to 0.13 in FY22. Eight of the 13 lives lost occurred at Kusasalethu in FY22. We have engaged the unions and mine management to ensure everyone is fully committed to prioritising and improving safety at the mine. Dedicated training for the engineering departments, alongside other safety initiatives, has been implemented to ensure we never have a repeat of the tragedy experienced this financial year.
We pay our respects and extend our deepest condolences to the families, friends and colleagues of the following colleagues who lost their lives in mine- and engineering-related incidents in FY22:
Thembile Simon Mabala (driller, Tshepong South), Pule Jan Mokhatsi (stope team member, Moab Khotsong), Richard Mohapi (rock drill operator, Mponeng), Thobela Gwangxu (winch operator, Kusasalethu), Mbongeni Zulu (stope team member, Kusasalethu), Sicelo Tshovana (artisan, Doornkop), Andile Michael Mafilika (stope team leader, Kusasalethu), Makoae Cosma Makhang (tramming team leader, Doornkop), Sifiso Gumede (engineering assistant, Kusasalethu), Emmanuel Dhlamini (engineering assistant, Kusasalethu), Joao Nhantumbo (engineering assistant, Kusasalethu), Lemohang Lerata (engineering assistant, Kusasalethu) and Linda Mgudzi (development team leader, Kusasalethu).
With the Covid-19 pandemic seemingly behind us, we encourage our people and host communities to remain cautious and responsible. Covid-19 has been integrated in our standard operating procedures and is prioritised alongside our other healthcare initiatives, particularly those relating to occupational and lifestyle diseases at our medical hubs and clinics, ensuring the wellbeing of our people. We have introduced a new electronic health system providing a more holistic view of our employees' health status. This electronic system incorporates occupational health, primary health, injury on duty and chronic disease on the same platform, eliminating manual processes. The system has been fully implemented at all operations, providing a more timeous, effective and holistic clinical management solution.
Sustainability
Our embedded sustainable development strategy has again resulted in our inclusion in the FTSE4Good Index where we continue to outperform the gold sub-sector and basic metals sector averages. Our FTSE Russell ESG rating improved from a 3.4 to a 4, placing Harmony in the top 9% in the sub-sector within their coverage universe.
Sustainalytics' rating for Harmony improved to 37.6 in FY22 from 40.2 (lower score is better) in FY21, demonstrating strong management of risk exposures.
We have again been included in the Bloomberg Gender-Equality Index for a fourth consecutive year, demonstrating gender diversity at all levels.
Harmony achieved an 'A' score for CDP Water Management while MSCI maintained Harmony at a ‘B’ rating on the back of our strong governance framework.
It is evident from these external recognitions and continual improvements in our ratings that we are committed to a greener and more equitable future, creating and sharing value for and with all our stakeholders.
Renewable energy and power
As part of our journey to be net-carbon zero by 2045, construction has commenced on Phase 1 of our renewable energy solar programme.
4    Harmony Gold Mining Company Limited | FY22 Results for the year ended 30 June 2022

This phase is being constructed by our IPP partners and consists of three 10 MW (30MW) solar plants in the Free State province. We have a 15-year purchase power agreement (PPA) in place. Since 2016, we have saved over R1 350 million (US$89 million) in energy efficiency and demand side management initiatives.
Phase 2 of our renewable energy programme will be largely self-funded using the proceeds of the R1.5 billion green loan and will deliver an additional 137MW of renewable energy by FY25. In addition to these two phases, we have a pipeline of renewable and alternative energy projects in various stages of development. We are open to working with the government to provide further solutions towards further alleviating the energy crisis and feeding excess energy back into the grid.
MEANINGFUL RETURNS
Long-term value creation is contingent on effective capital allocation. As we continue to grow and diversify production, capital expenditure must remain disciplined, focussed and affordable. We are paying a final dividend alongside our growth aspirations and continue to optimise our existing operations and asset mix. We are reallocating capital towards those projects and operations that will deliver the highest possible returns while lowering the overall risk profile of Harmony. Not only will we prioritise investment in our high-grade assets, we will achieve a more balanced production split across the three core business areas previously mentioned, and ensure all of our mines are safe and profitable.
We have therefore taken the tough decision to restructure Tshepong Operations. Going forward, Tshepong Operations will be reported on separately as Tshepong North and Tshepong South. The Tshepong North sub-75 project has been suspended and the life-of-mine reduced from 19 years to seven years. This restructuring will create a smaller but immediately profitable operation going forward. The capital which was earmarked for Tshepong North will be reallocated to projects delivering higher returns. This was not an easy decision but it was necessary to ensure we continue to mine sustainably and profitably. R650 million (US$40 million) in capital will be moved to projects such as Zaaiplaats and the Kareerand expansion project.
Group revenue for the period increased by 2% to R42 645 million (US$2 804 million) from R41 733 million (US$2 710 million) in FY21 mainly as a result of a R497 million (US$33 million) hedge gain and a full year's production from Mponeng and related assets in FY22 compared to only nine months in FY21.
The average gold price received, including hedging, increased by 5% to R894 218/kg (US$1 829/oz) from R851 045/kg (US$1 719/oz) in FY21.
Group gold production for the period decreased 3% year on year to 46 236kg (1 486 517oz) from 47 755kg (1 535 352oz) mainly as a result of safety-related stoppages, mining constraints and supply chain disruptions at our operations in South Africa. In Papua New Guinea, production was severely impacted by the overland conveyor belt failure at Hidden Valley and geotechnical instability impacting Stage 6 of the pit.
Group AISC of R835 891/kg (US$1 709/oz) was slightly higher than our amended guidance range for FY22 which was between R795 000/kg and R835 000/kg (US$1 626/oz and US$1 708/oz).
Group capital expenditure for FY22 increased by 21% to R6 192 million (US$407 million) from R5 103 million (US$331 million) in FY21 but was R1 837 million (US$121 million) below what had been planned. The underspend in FY22 was mainly as a result of the late start of the Zaaiplaats and Kareerand projects. The Zaaiplaats delay was mainly due to the pending finalisation of the detailed study outcome. The Kareerand project capital spend was postponed due to regulatory approvals that were delayed.
Operating free cash of R2 905 million (US$191 million) was generated, net of capital, for the reporting period (FY21: R6 528 million (US$424 million)). Pre-capital operating cash flow decreased by 26% to R7 164 million (US$471 million) from R9 741 million (US$633 million) in FY21. Cash utilised for investing activities decreased 27% to R6 200 million (US$408 million) from R8 464 million (US$531 million) due to the acquisition of Mponeng and related assets in FY21. We anticipate that we will repay the Mponeng and related assets in the coming financial year.
We again remind our stakeholders that we are in a high-capital investment cycle. This impacted free cash in FY22 and will continue into FY23 as we invest in our high-grade assets and surface retreatment business to create long-term value.
South African underground
Harmony will continue to invest in its high-grade underground assets in its quest to deliver superior returns and improved cash flow generation. We have grouped our underground assets based on grade and life-of-mine. Major capital allocation for our underground assets is prioritised based on grade and returns.
Underground assets have been grouped as follows:
•High-grade, long-life assets: Moab Khotsong and Mponeng
•Short- to medium-life assets with a focus on free-cash generation: Tshepong North, Tshepong South, Doornkop, Joel, Target 1, Kusasalethu and Masimong
South African underground production decreased 2% year on year to 34 326kg (1 103 605oz) from 34 978kg (1 124 563oz). Mining-related constraints as a result of adverse ground conditions and seismicity contributed to lower grades and volumes. Joel returned to profitability in the fourth quarter of FY22, post the completion of the decline project and the successful implementation of the turnaround strategy.
Total underground capital expenditure increased by 25% to R4 395 million (US$289 million) from R3 508 million (US$228 million) in FY21. Non-sustaining or major capital increased 47% to R901 million (US$59 million) from R613 million (US$40 million). The Zaaiplaats project at Moab Khotsong is underway while our other major underground projects at Doornkop and Target 1 are ongoing.
Ongoing development capital was 21% higher at R2 595 million (US$171 million) from R2 142 million (US$139 million) in FY21.
There will be an approximate R400 million (US$25 million) reduction in sustaining capital and R250 million (US$15 million) reduction in major capital at Tshepong North going forward.
Underground ore milled increased by 2% to 6.4 million tonnes (Mt) from 6.3Mt in FY21.
Average underground grade decreased by 3% to 5.37g/t from 5.51g/t due to adverse ground conditions at Moab Khotsong and the impact of seismicity at some high-grade panels at Mponeng. Excellent development grades have been obtained from all operations, specifically Mponeng and Moab Khotsong, which is very encouraging for future grade profiles of the South African underground operations. At all operations, development grades are higher or in line with reserve grades.
Development metres increased by 9% to 46 705 metres in FY22 from 42 871 metres in FY21. Reef metres remained flat year on year at 9 590 metres. Capital development increased 55% to 6 696 metres from 4 315 metres in FY21 due to our key projects at Target 1, Doornkop and Moab Khotsong.
Cash operating costs per unit increased by 14% to R731 460/kg (US$1 496/oz) from R640 569/kg (US$1 294/oz) in FY21. AISC increased to R855 321/kg (US$1 749/oz) from R749 971/kg (US$1 515/oz) mainly as a result of the lower production.
Production profit decreased by 16% to R6 139 million (US$404 million) from R7 349 million (US$477 million) in FY21. Operating free cash was 58% lower at R1 570 million (US$103 million) from R3 730 million (US$242 million) due to higher capital expenditure and lower production.
South African surface
Production from our surface sources increased by 1% to 8 203kg (263 730oz) in FY22 from 8 088kg (260 034oz) in FY21. Mine Waste Solutions benefited from a 7% increase in recovered grades to 0.124g/t from 0.116g/t. However, volumes were impacted by cyanide and water supply constraints in the fourth quarter of FY22. The increase in production year on year was due to an additional three months' production in FY22 compared to only nine months in FY21. Kalgold's production was impacted by lower grades due to shale dilution, heavy rainfall and power outages throughout the year.
Harmony Gold Mining Company Limited | FY22 Results for the year ended 30 June 2022    5

Average surface source grades decreased by 5% to 0.19g/t from 0.20g/t due to a decrease in grades at the dumps.
Cash operating costs for South African surface sources increased by 9% to R623 136/kg (US$1 274/oz) in FY22 from R569 369/kg (US$1 150/oz) in FY21.
AISC for South African surface sources increased by 7% to R680 841/kg (US$1 392/oz) from R636 015/kg (US$1 285/oz) in FY21.
Total South African surface capital expenditure increased by 64% to R547 million (US$36 million) from R334 million (US$22 million) in FY21 and is expected to remain elevated for the next two years.
International
Year on year Hidden Valley’s FY22 gold production declined by 21% to 3 707kg (119 182oz) from 4 689kg (150 755oz) in FY21. Silver production also declined by 12% to 55 687kg (1 790 378oz) from 63 482kg (2 040 994oz).
Gold and silver production were negatively impacted by the overland conveyor belt failure in January 2022. The overland conveyor belt has since been repaired and we have implemented additional controls to reduce the risk of this happening again.
Recovered gold grade declined 16% to 1.15g/t from 1.37g/t while the recovered silver grade declined to 17.24g/t from 18.56g/t. This was due to limited access to high-grade ore from the Stage 6 pit and processing of lower grade stockpiles while the overland conveyor belt was being repaired.
Production profit in FY22 was 55% lower at R1 036 million (US$68 million) from R2 309 million (US$150 million) in FY21. Operating free cash flow was a negative R46 million (US$3 million) compared to a positive R1 117 million (US$72 million) in FY21 due to the above-mentioned challenges. Hidden Valley has returned to profitability in the fourth quarter of FY22 post the completion of the overland conveyor belt repairs.
Hidden Valley's total cash operating costs increased by 31% to R2 193 million (US$144 million) from R1 670 million (US$108 million) due to lower silver sales and higher diesel, reagents and explosives costs. Excluding silver sales and the non-cash unwind of run-of-mine stockpiles, cash costs only increased 3% to R3 118 million (US$205 million) from R3 039 million (US$197 million) in FY21.
Per unit total cash operating costs increased by 66% to R591 551/kg (US$1 210/oz) from R356 233/kg (US$719/oz) in FY21.
AISC for FY22 increased by 49% to R1 007 986/kg (US$2 067/oz) from R677 659/kg (US$1 383/oz) due to the lower production. We expect the AISC at Hidden Valley to normalise during FY23.
MANAGING COSTS
Higher-grade ore bodies provide better margins. Managing our costs is linked to meeting our production plans. It is for these reasons that we are investing in our high-grade mines and our surface operations to further drive margins and mitigate against higher inflation.
Total cash operating costs for FY22 increased by 13% to R32 413 million (US$2 131 million) from R28 681 million (US$1 862 million) in FY21. Excluding Unisel (which was closed in FY21) and Mponeng and related assets, stringent cost controls ensured that cash costs increased by 8% in line with our planning parameters. Labour, contractors and electricity accounted for 77% of our South African cash operating costs. The primary driver of the overall increase in costs was higher electricity costs which increased by 13% while labour costs increased between 6 and 8%. Consumables such as diesel, chemicals and steel also contributed towards the increase. Mponeng and related assets contributed an additional R1 671 million (US$110 million) in costs, an increase of 33% year on year, due to a full year's costs in FY22 compared to only nine months in FY21.
Care and maintenance costs increased by 90% in FY22 to R273 million (US$18 million) from R144 million (US$9 million) in FY21 as a result of the closure of the Vaal River surface operations and the Kopanang gold plant at the end of FY21.
Covid-19 related costs were R477 million (US$31 million) in FY22 compared to R579 million (US$38 million) in FY21. Since the beginning of the pandemic, Covid-19 has cost Harmony over R1 200 million (US$78 million) in direct expenses. We expect these costs to fall substantially going forward.
Per unit total cash operating costs for Harmony increased 17% to R701 024/kg (US$1 434/oz) compared to R600 592/kg (US$1 213/oz) in FY21 due to the lower production.
INVESTING IN GROWTH
The various brownfield projects announced in FY21 are now all underway. The Target 1 recapitalisation project is expected to be complete by the end of this calendar year and the Doornkop 207/212 project is also on track.
We continue with various exploration projects to address production gaps, replace ounces and increase life-of-mine. In South Africa, brownfield exploration continues at Mponeng, Joel, Doornkop and Kalgold. We are also making good progress at our Target North exploration project.
In Papua New Guinea, brownfield exploration is focussed on developing new satellite resource areas through the Kerimenge deposit near Hidden Valley. The Kerimenge deposit is located approximately 8 kilometres west of the Hamata processing plant and has an inferred resource of 16.4Mt at 1.07g/t for 565 000 ounces of gold.
The Tier 1 Wafi-Golpu copper-gold project continues as we work with Newcrest Mining Limited (our joint venture partner), to progress the Special Mining Lease permitting process. With the general elections in Papua New Guinea now complete, we expect negotiations to resume.
As part of our objective of growing our ounces through value-accretive acquisitions, opportunities will be assessed and considered provided they are affordable and meet our investment criteria for value creation.
KEY FINANCIAL RESULTS
Impairment of assets
An impairment loss of R4 433 million (US$273 million) was recognised for FY22. R3 622 million (US$223 million) was recognised against Tshepong Operations, where the restructuring resulted in two separate cash-generating units (CGU) being tested for impairment purposes. The impairments are mainly due to the increase in costs for both production and capital expenditure, as well as certain reserves at Tshepong North being reclassified from reserves in the life-of-mine plan to the resource base. This resulted in discounting having a more significant impact on the valuation of the operation. Moab Khotsong recognised impairment charges of R522 million (US$32 million) primarily as a result of increased production costs and additional capital costs for the Zaaiplaats project. Kusasalethu and Bambanani recognised impairment charges of R289 million (US$18 million) following updates made to their life-of-mine plans due to safety considerations.
R333 million (US$21 million) of the impairment charges attributable to Moab Khotsong and Bambanani were recognised against goodwill.
Also refer to note 7 in the financial statements for more details.
Foreign exchange gains and losses included in the operating profit/loss
A foreign exchange translation loss of R327 million (US$21 million) was recognised in FY22 compared to a R670 million gain (US$44 million) in FY21. This is predominantly a result of the weakening of the rand and the impact this had on US dollar loan balances. The rand weakened against the US dollar evidenced by a closing exchange rate of R16.27/US$1 at 30 June 2022 compared to R14.27/US$1 a year earlier.
Taxation
Total taxation for the group decreased from an expense of R1 258 million (US$81 million) in FY21 to a credit of R46 million (US$3 million) in FY22.
Current tax decreased by 44% to R307 million (US$20 million) from R544 million (US$35 million) mainly due to the decrease in production profits and the resultant lower taxable income.
6    Harmony Gold Mining Company Limited | FY22 Results for the year ended 30 June 2022

Deferred tax moved from an expense of R714 million (US$46 million) in FY21 to a credit of R353 million (US$23 million) in FY22. This was mainly as a result of the change in life-of-mine plans, which affected the deferred tax rates, resulting in a decrease year on year for the majority of the South African companies. Changes in temporary differences, including those caused by impairments, also contributed to the change. Refer to note 5 in the financial statements.
Net profit/loss
Harmony’s financial performance in FY22 reflects a net loss of R1 012 million (US$48 million) compared to a net profit of R5 124 million (US$326 million) in FY21.
Basic earnings per share declined more than 100% from 842 SA cents per share (54 US cents) in FY21 to a loss of 172 SA cents per share (8 US cents).
Headline earnings per share decreased 49% to 499 SA cents (33 US cents) for FY22 from 987 SA cents (64 US cents) for FY21.
Refer to note 6 in the financial statements.
Net debt
As at 30 June 2022, net debt increased by R215 million (US$9 million) to R757 million (US$47 million). This was mainly attributable to a lower cash position due to the increased capital expenditure and lower production.
Liquidity
During the last quarter of FY22, we refinanced our funding facilities which now include new sustainability-linked and green loan facilities through a syndicate of banks. The facility comprises of the following components:
•US$300 million sustainability-linked Revolving Credit Facility (RCF)
•US$100 million sustainability-linked term loan
•R2.5 billion sustainability-linked RCF
•R1.5 billion green loan
The Rand RCF, US$ RCF and US$ term loan are linked to certain sustainability-linked key performances indicators (ESG KPIs), which will be measured annually for the next three financial years and will result in changes to interest rate margins. The ESG KPIs against which we will be measured are greenhouse gas emissions, renewable energy as a percentage of total energy consumed at our South African operations and potable water consumed. Refer to note 10 for detail.
Headroom of R8 202 million (US$504 million) is available through cash and available facilities and will be used to help Harmony achieve its strategic and growth objectives.
Derivatives and hedging
Harmony continues to enjoy favourable commodity and foreign exchange pricing on the unhedged portion of its exposure, while locking in higher prices as part of its derivative programme. For FY22, we reported a net gain on derivatives (including realised and unrealised) of R53 million (US$3 million) compared to a net gain of R1 022 million (US$66 million) in FY21. This figure excludes gains and losses from hedge-accounted gold derivatives, which are accounted for in revenue. The decrease in the gain is primarily a consequence of the reduction in open positions of the foreign exchange derivatives at 30 June 2022 as compared to 30 June 2021, as well as the spot rate at the reporting dates relative to the floor and cap rates.
Revenue includes a realised hedging gain of R497 million (US$33 million) in FY22 compared to the R2 296 million (US$149 million) realised loss in FY21 relating to the realised effective portion of hedge-accounted gold derivatives.
Derivatives recorded a net realised cash inflow of R695 million (US$46 million) in FY22 as compared to an outflow of R2 544 million (US$165 million) in FY21.
The derivative programme stood at a net positive value of R645 million (US$40 million) as at 30 June 2022 mainly due to the locked-in forward price of gold hedges exceeding the spot rate, yielding a positive valuation of the outstanding contracts.
Refer to notes 3 and 8 in the financial statements for details on the derivative programme.
Final dividend
In line with our existing dividend policy, and following on the payment of an interim dividend in April 2022, we are pleased to announce that Harmony has declared a final dividend of 22 SA cents (1.3 US cents) per share on the back of the operating free cash generated throughout the financial year. The board has taken a decision to declare a dividend on the basis of consistency and adjusting for major capital and once-off items.
This, in addition to the interim dividend paid, translates to a full year dividend yield of approximately 1.1% based on our recent share price.
The decision to pay a dividend is made on the basis that it will be sustainable and will not inhibit future expansion opportunities. When declaring a dividend, the board of directors takes the following into account: the dividend will be 20% of net free cash subject to future major capital expenditure, net debt to EBITDA not being greater than 1.0x, solvency and liquidity requirements in line with the South Africa Companies Act and current banking covenants.
APPOINTMENT OF FUTURE EXTERNAL AUDITOR
On 1 July 2022, we announced that we intend on appointing Ernst & Young Incorporated (EY) as the external auditor with effect from the financial year commencing 1 July 2023, being the 2024 financial year. The appointment will be subject to shareholder approval at the next annual general meeting to be held on 29 November 2022. This is in accordance with the mandatory audit firm rotation rule issued by the Independent Regulatory Board for Auditors.
FY23 GROUP PRODUCTION AND COST GUIDANCE
Production guidance for FY23 is estimated to be between 1.4 million ounces (Moz) and 1.5Moz at an all-in sustaining cost of below R900 000/kg. Underground recovered grade is planned to be between 5.45g/t to 5.60g/t. This guidance was determined with reference to the life-of-mine plans of the group’s operations. Refer to note 7 of the financial statements for the long-term assumptions used as part of the annual budgeting process. The above guidance is subject to forward-looking statements.
CONCLUSION
Thank you to all our shareholders and stakeholders for the ongoing support, which has enabled Harmony to achieve its goals.
While the solid platform we have built has placed Harmony in a strong position to deliver operationally, our journey is not yet complete. Creating further value for all our stakeholders requires constant evaluation of our assets and an understanding of where we can generate the best returns over the life-of-mine. Our portfolio will continue to evolve as we strive to produce safe, profitable ounces and further our efforts to diversify production across the three core business areas.
We have a clear strategy to invest in projects that will generate the best possible returns, ensuring we meet our long-term objectives. It is for this reason we have dedicated significant resources towards improving the safety and operational performance throughout all our operations.
Harmony is in the business of converting resources into shared value. Sustainability is at the centre of all strategic decisions. Delivering meaningful returns to our shareholders while at the same time effecting positive change and maintaining the trust of all of our stakeholders is what we call 'Mining with Purpose'.

Peter Steenkamp
Chief executive officer
Harmony Gold Mining Company Limited | FY22 Results for the year ended 30 June 2022    7

NOTICE OF FINAL GROSS CASH DIVIDEND
Our dividend declaration for the 12 months ended 30 June 2022 is as follows:
Declaration of final gross cash ordinary dividend no. 92
The Board has approved, and notice is hereby given, that a final gross cash dividend of 22 SA cents (1.3 US cents*) per ordinary share in respect of the 12 months ended 30 June 2022, has been declared payable to the registered shareholders of Harmony on Monday, 17 October 2022.
In accordance with paragraphs 11.17(a)(i) to (x) and 11.17(c) of the JSE Listings Requirements the following additional information is disclosed:
•The dividend has been declared out of income reserves;
•The local Dividend Withholding Tax rate is 20%;
•The gross local dividend amount is 22.00000 SA cents (1.31274 US cents*) per ordinary share for shareholders exempt from the Dividend Withholding Tax;
•The net local dividend amount is 17.60000 SA cents per ordinary share for shareholders liable to pay the Dividend Withholding Tax;
•Harmony currently has 616 525 702 ordinary shares in issue (which includes 47 381 treasury shares); and
•Harmony’s income tax reference number is 9240/012/60/0.
A dividend No. 92 of 22.00000 SA cents (1.31274 US cents*) per ordinary share, being the dividend for the 12 months ended 30 June 2022, has been declared payable on Monday, 17 October 2022 to those shareholders recorded in the share register of the company at the close of business on Friday, 14 October 2022. The dividend is declared in the currency of the Republic of South Africa. Any change in address or dividend instruction to apply to this dividend must be received by the company’s transfer secretaries or registrar not later than Friday, 7 October 2022.
Dividends received by non-resident shareholders will be exempt from income tax in terms of section 10(1)(k)(i) of the Income Tax Act. The dividends withholding tax rate is 20%, accordingly, any dividend will be subject to dividend withholding tax levied at a rate of 20%, unless the rate is reduced in terms of any applicable agreement for the avoidance of double taxation (DTA) between South Africa and the country of residence of the shareholder.
Should dividend withholding tax be withheld at a rate of 20%, the net dividend amount due to non-resident shareholders is 17.60000 SA cents per share. A reduced dividend withholding rate in terms of the applicable DTA may only be relied on if the non-resident shareholder has provided the following forms to their CSDP or broker, as the case may be in respect of uncertificated shares or the company, in respect of certificated shares:
(a)    a declaration that the dividend is subject to a reduced rate as a result of the application of a DTA; and
(b)    a written undertaking to inform the CSDP or broker, as the case may be, should the circumstances affecting the reduced rate change or the beneficial owner cease to be the beneficial owner, both in the form prescribed by the Commissioner for the South African Revenue Service. Non-resident shareholders are advised to contact their CSDP or broker, as the case may be, to arrange for the abovementioned documents to be submitted prior to the payment of the distribution if such documents have not already been submitted.
In compliance with the requirements of Strate Proprietary Limited (Strate) and the JSE Listings Requirements, the salient dates for payment of the dividend are as follows:

Last date to trade ordinary shares cum-dividend is	Tuesday, 11 October 2022
Ordinary shares trade ex-dividend	Wednesday, 12 October 2022
Record date	Friday, 14 October 2022
Payment date	Monday, 17 October 2022
No dematerialisation or rematerialisation of share certificates may occur between Wednesday, 12 October 2022 and Friday, 14 October 2022 both dates inclusive, nor may any transfers between registers take place during this period.
On payment date, dividends due to holders of certificated securities on the SA share register will either be electronically transferred to such shareholders' bank accounts or, in the absence of suitable mandates, dividends will be held in escrow by Harmony until suitable mandates are received to electronically transfer dividends to such shareholders.
Dividends in respect of dematerialised shareholdings will be credited to such shareholders' accounts with the relevant Central Securities Depository Participant (CSDP) or broker.
The holders of American Depositary Receipts (ADRs) should confirm dividend details with the depository bank. Assuming an exchange rate of R16.76/US$1* the dividend payable on an ADR is equivalent to 1.31274 US cents for ADR holders before dividend tax. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
* Based on an exchange rate of R16.76/US$1 at 25 August 2022. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
8    Harmony Gold Mining Company Limited | FY22 Results for the year ended 30 June 2022

SUMMARY UPDATE OF HARMONY’S MINERAL RESOURCES AND MINERAL RESERVES
Harmony’s statement of Mineral Resources and Mineral Reserves as at 30 June 2022 is produced in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (SAMREC). It should be noted that the Mineral Resources are reported inclusive of the Mineral Reserves. In our Form 20-F the Mineral Resources are reported exclusive of reserves. United States investors are urged to consider the disclosure in this regard in our Form 20-F which will be available on our website at www.harmony.co.za/invest/annual-reports on 31 October 2022.
This report provides a summary of the update, while the detailed statement of the Mineral Resources and Mineral Reserves will be published in the Integrated Annual Report on 25 October 2022, which will be available at www.harmony.co.za/invest. Refer to the website (www.harmony.co.za) for the updated reserves and resources tables as at 30 June 2022.
INTRODUCTION
Harmony’s strategy is to produce safe, profitable ounces and increase margins. This includes delivering safely on our operational plans, reducing costs and improving productivity. Harmony’s growth journey entails acquiring quality assets. In FY17, Harmony invested in the life-of-mine extension at Hidden Valley and in FY18 acquired and integrated the higher-grade Moab Khotsong operations. In FY21, Harmony acquired the remainder of the AngloGold Ashanti South African assets – Mponeng and related assets.
HARMONY – TOTAL
The company’s attributable gold and gold equivalent Mineral Resources are declared as 132.6Moz as at 30 June 2022, a 6% decrease year on year from the 141.2Moz declared as at 30 June 2021. The total gold contained in the Mineral Resources at the South African operations represents 71% of the company total, with the Papua New Guinea operations representing 29% of Harmony’s total gold and gold equivalent Mineral Resources as at 30 June 2022.
Harmony’s attributable gold and gold equivalent Mineral Reserves amount to 39.8Moz, a 6% decrease from the 42.45Moz declared at 30 June 2021. The gold reserve ounces in South Africa represent 54%, while the Papua New Guinea gold and gold equivalent ounces represent 46% of Harmony’s total Mineral Reserves as at 30 June 2022.
South Africa
South African underground operations
The company’s Mineral Resources at the South African underground operations as at 30 June 2022 are 80.1Moz (249.4Mt at 9.99g/t), a decrease of 5% year on year from the 83.96Moz (262.1Mt at 9.96g/t) declared as at 30 June 2021. This decrease is mainly due to a reduction in Mineral Resources at the Kusasalethu and Moab Khotsong operations.
The company’s Mineral Reserves at the South African underground operations as at 30 June 2022 are 11.1Moz (54.0Mt at 6.40g/t), a decrease of 22% year on year from the 14.3Moz (70.46Mt at 6.31g/t) declared as at 30 June 2021. The decrease in ounces is mainly due to the Mineral Reserves reduction at the Tshepong Operations and Bambanani as a result of the reduction of the life-of-mine of the respective operations.

South African surface operations, including Kalgold
The company’s Mineral Resources at the South African surface operations as at 30 June 2022 are 14.52Moz (1 622.5Mt at 0.28g/t), a decrease of 9% mainly due to the reduction of Mineral Resources from the Vaal River tailings.
The company’s Mineral Reserves after normal depletion at the South African surface operations as at 30 June 2022 are 10.4Moz (1 230.7Mt at 0.26g/t), the Mineral Reserves remained constant year on year.
Papua New Guinea
Papua New Guinea operations
The company’s attributable gold and gold equivalent Mineral Resources at the Papua New Guinea operations as at 30 June 2022 are 37.9Moz, a decrease of 8% year on year from the 41.3Moz declared as at 30 June 2021. This decrease is mainly due to the imminent sale of the Kili Teke project, with the gold and gold equivalent resources of 3.5Moz being treated as held for sale.
The company’s gold and gold equivalent Mineral Reserves at the Papua New Guinea operations as at 30 June 2022 are 18.2Moz, an increase of 3% year on year from the 17.7Moz declared as at 30 June 2021. The increase is mainly due to the increase in equivalent gold ounces at Golpu.

ASSUMPTIONS
In converting the Mineral Resources to Mineral Reserves, the following commodity prices and exchange rates were applied:
•A gold price of US$1 546/oz
•An exchange rate of R15.35/US$1
•The above parameters resulted in a Rand/kg gold price of R763 000/kg for the South African assets
•The Hidden Valley mine and the Wafi-Golpu project used commodity prices of US$1 546/oz Au, US$22.35/oz Ag and US$3.30/lb Cu at an exchange rate of AUD1.37 per US$
•Gold equivalent ounces are calculated assuming US$1 546/oz Au, US$3.30/lb Cu and US$22.35/oz Ag, and assuming a 100% recovery for all metals
Harmony Gold Mining Company Limited | FY22 Results for the year ended 30 June 2022    9

SUMMARY UPDATE OF HARMONY’S MINERAL RESOURCES AND MINERAL RESERVES continued
Independent review
Harmony’s South African Mineral Resources and Reserves at Target, Moab Khotsong and Kalgold as well as the group SAMREC statement were independently reviewed by The Mineral Corporation for compliance to SAMREC.
Note: Au = gold; Cu = copper; Ag = silver, Mo = molybdenum, Moz = million ounces

Mineral Resources: Gold and gold equivalents	Measured			Indicated			Inferred			Total
	Tonnes (Mt)	Grade (g/t)	Gold (000oz)	Tonnes (Mt)	Grade (g/t)	Gold (000oz)	Tonnes (Mt)	Grade (g/t)	Gold (000oz)	Tonnes (Mt)	Grade (g/t)	Gold (000oz)
SA underground	71.0	9.06	20 704	82.0	10.63	28 015	96.4	10.14	31 404	249.4	9.99	80 122
SA surface including Kalgold	308.7	0.28	2 733	1 253.4	0.28	11 161	60.4	0.32	626	1 622.5	0.28	14 520
Total South Africa	379.8		23 437	1 335.4		39 176	156.7		32 030	1 871.9		94 643
Hidden Valley	2.5	0.86	70	51.2	1.50	2 462	1.4	1.25	57	55.1	1.46	2 589
Wafi-Golpu system*	—	—	—	399.0	0.85	10 800	114.0	0.75	2 700	513.0	0.82	13 500
Kerimenge	—	—	—	—	—	—	16.4	1.07	565	16.4	1.07	565
Total Papua New Guinea	2.5		70	450.2		13 262	131.8		3 322	584.5		16 654
Total gold resources	382.3		23 507	1 785.5		52 437	288.5		35 352	2 456.4		111 297
Hidden Valley – gold equivalent ounces	2.5		22	49.3		507	1.2		13	53.1		541
Wafi-Golpu – gold equivalent ounces*	—		—	345.0		17 666	94.0		3 048	439.0		20 714
Total gold equivalent resources**	2.5		22	394.3		18 173	95.2		3 061	492.1		21 256
Total Harmony gold and gold equivalent resources**	382.3		23 529	1 785.5		70 610	288.5		38 414	2 456.4		132 553

Mineral Resources: Silver and copper (used in equivalent calculations)	Measured			Indicated			Inferred			Total
	Tonnes (Mt)	Grade (g/t)	Silver (000oz)	Tonnes (Mt)	Grade (g/t)	Silver (000oz)	Tonnes (Mt)	Grade (g/t)	Silver (000oz)	Tonnes (Mt)	Grade (g/t)	Silver (000oz)
Hidden Valley	2.5	18.32	1 501	49.3	22.13	35 058	1.2	23.12	917	53.1	21.97	37 475
	Measured			Indicated			Inferred			Total
	Tonnes (Mt)	Grade (%)	Copper (Mlb)	Tonnes (Mt)	Grade (%)	Copper (Mlb)	Tonnes (Mt)	Grade (%)	Copper (Mlb)	Tonnes (Mt)	Grade (%)	Copper (Mlb)
Golpu*	—	—	—	345.0	1.10	8 300	70.0	0.86	1 300	415.0	1.10	9 600
Nambonga*	—	—	—	—	—	—	24.0	0.20	104	24.0	0.20	104
Total	—	—	—	345.0	1.10	8 300	94.0	0.69	1 404	439.0	0.99	9 704

Mineral Reserves: Gold and gold equivalents	Proved			Probable			Total
	Tonnes (Mt)	Grade (g/t)	Gold (000oz)	Tonnes (Mt)	Grade (g/t)	Gold (000oz)	Tonnes (Mt)	Grade (g/t)	Gold (000oz)
SA underground	26.3	5.74	4 856	27.7	7.04	6 267	54.0	6.40	11 123
SA surface including Kalgold	149.7	0.30	1 437	1 080.9	0.26	8 997	1 230.7	0.26	10 434
Total South Africa	176.1		6 292	1 108.6		15 264	1 284.7		21 557
Hidden Valley	2.5	0.86	70	16.6	1.77	943	19.1	1.65	1 014
Wafi-Golpu system*	—		—	200.0	0.86	5 500	200.0	0.86	5 500
Total Papua New Guinea	2.5		70	216.6		6 443	219.1		6 514
Total gold reserves	178.6		6 363	1 325.2		21 708	1 503.8		28 070
Hidden Valley – gold equivalent ounces	2.5		22	16.3		170	18.8		192
Wafi-Golpu – gold equivalent ounces*	—		—	200.0		11 542	200.0		11 542
Total gold equivalent reserves**	2.5		22	216.3		11 712	218.8		11 733
Total Harmony gold and gold equivalent reserves**	178.6		6 384	1 325.2		33 419	1 503.8		39 804
*     Represents Harmony’s equity portion of 50%
**    In instances where individual deposits may contain multiple valuable commodities with a reasonable expectation of being recovered (for example gold and copper in a single deposit), Harmony computes a gold equivalent to more easily assess the value of the deposit against gold-only mines. Harmony does this by calculating the value of each of the deposits' commodities, then dividing the product by the price of gold. For example, the gold equivalent ounces for the copper portion of a deposit would be calculated as follows: (copper pounds x copper price per pound)/gold price per ounce. All gold equivalent calculations are done using metal prices and parameters as stipulated above
Note: Rounding of numbers may result in slight computational discrepancies
10    Harmony Gold Mining Company Limited | FY22 Results for the year ended 30 June 2022

Mineral Reserves: Silver and copper (used in equivalent calculations)	Proved			Probable			Total
	Tonnes (Mt)	Grade (g/t)	Silver (000oz)	Tonnes (Mt)	Grade (g/t)	Silver (000oz)	Tonnes (Mt)	Grade (g/t)	Silver (000oz)
Hidden Valley	2.5	18.32	1 501	16.3	22.45	11 758	18.8	21.89	13 259
	Proved			Probable			Total
	Tonnes (Mt)	Grade (%)	Copper (Mlb)	Tonnes (Mt)	Grade (%)	Copper (Mlb)	Tonnes (Mt)	Grade (%)	Copper (Mlb)
Golpu*	—	—	—	200.0	1.20	5 400	200.0	1.20	5 400
*     Represents Harmony’s equity portion of 50%
**    In instances where individual deposits may contain multiple valuable commodities with a reasonable expectation of being recovered (for example gold and copper in a single deposit), Harmony computes a gold equivalent to more easily assess the value of the deposit against gold-only mines. Harmony does this by calculating the value of each of the deposits' commodities, then dividing the product by the price of gold. For example, the gold equivalent ounces for the copper portion of a deposit would be calculated as follows: (copper pounds x copper price per pound)/gold price per ounce. All gold equivalent calculations are done using metal prices and parameters as stipulated above
Note: Rounding of numbers may result in slight computational discrepancies
EXPLORATION
Our exploration strategy is to predominantly pursue brownfields exploration targets close to existing infrastructure. This will drive short- to medium-term organic ore reserve replacement and growth to support our current strategy of increasing quality ounces and to mitigate the risk of a depleting ore reserve base.
Key workstreams underpinning the FY22 exploration programme include:
•brownfield exploration at Hidden Valley, Kerimenge and Kalgold to optimise existing open pit operations and extend mine life
•brownfield exploration at our underground operations in South Africa
•greenfield exploration at Target North
•reviewing exploration opportunities as part of our new business strategy
A detailed report of the Exploration Results will be provided as part of the suite of annual reports to be published on 25 October 2022.
ADMINISTRATIVE INFORMATION FOR PROFESSIONAL ORGANISATIONS
SACNASP – THE LEGISLATED REGULATORY BODY FOR NATURAL SCIENCE PRACTITIONERS IN SOUTH AFRICA
Private Bag X540, Silverton, 0127, Gauteng Province, South Africa
Telephone: +27 12 748 6500
Facsimile: +27 86 206 0427
http://www.sacnasp.org.za/
SAIMM – THE SOUTHERN AFRICAN INSTITUTE OF MINING AND METALLURGY
Rosebank Towers (7th Floor),
19 Biermann Avenue, Rosebank, 2196, Gauteng Province,
South Africa
Telephone: +27 11 538 0231
http://www.saimm.co.za
AUSIMM – THE AUSTRALASIAN INSTITUTE OF MINING AND METALLURGY
PO Box 660, Carlton South, Victoria, 3053, Australia
Telephone: +61 3 9658 6100
Facsimile: +61 3 9662 3662
http://www.ausimm.com.au/
LEGAL ENTITLEMENT TO THE MINERALS BEING REPORTED UPON
Harmony’s South African operations operate under new order mining rights in terms of the Minerals and Petroleum Resources Development Act of 2002 (Act No. 28 of 2002) (MPRDA). In Papua New Guinea, Harmony operates under the Independent State of Papua New Guinea Mining Act 1992. All required operating permits have been obtained, and are in good standing. The legal tenure of each operation and project has been verified to the satisfaction of the accountable Competent Person.
Harmony Gold Mining Company Limited | FY22 Results for the year ended 30 June 2022    11

OPERATING RESULTS – YEAR ON YEAR (RAND/METRIC)

		Year ended	SOUTH AFRICA								SOUTH AFRICA										Hidden Valley	TOTAL HARMONY
			UNDERGROUND PRODUCTION											SURFACE PRODUCTION						TOTAL SOUTH AFRICA
			Tshepong Operations	Moab Khotsong	Mponeng	Bambanani	Joel	Doornkop	Target 1	Kusasalethu	Masimong	Unisel	TOTAL UNDER- GROUND	Mine Waste Solutions	Phoenix	Central Plant Reclamation	Dumps	Kalgold	TOTAL SURFACE
Ore milled	t'000	Jun-22	1 561	959	840	176	434	874	455	607	486	—	6 392	23 443	6 229	4 033	9 043	1 432	44 180	50 572	3 229	53 801
		Jun-21	1 558	903	683	227	359	851	488	708	510	57	6 344	17 665	6 190	4 020	10 107	1 507	39 489	45 833	3 420	49 253
Yield	g/tonne	Jun-22	4.50	6.79	7.25	8.14	3.59	3.94	3.96	7.52	3.93	—	5.37	0.124	0.123	0.145	0.311	0.79	0.19	0.84	1.15	0.86
		Jun-21	4.76	7.94	7.97	8.78	3.97	4.31	3.28	5.65	3.95	4.33	5.51	0.116	0.126	0.140	0.354	0.74	0.20	0.94	1.37	0.97
Gold produced	kg	Jun-22	7 022	6 508	6 086	1 433	1 556	3 444	1 800	4 567	1 910	—	34 326	2 899	767	586	2 814	1 137	8 203	42 529	3 707	46 236
		Jun-21	7 419	7 166	5 446	1 992	1 424	3 670	1 603	3 999	2 012	247	34 978	2 057	779	563	3 580	1 109	8 088	43 066	4 689	47 755
Gold sold	kg	Jun-22	7 030	6 393	6 041	1 437	1 555	3 464	1 821	4 586	1 911	—	34 238	2 879	766	591	2 875	1 142	8 253	42 491	3 662	46 153
		Jun-21	7 353	7 095	5 299	1 975	1 414	3 603	1 619	3 980	1 993	242	34 573	2 043	777	566	3 527	1 112	8 025	42 598	4 755	47 353
Gold price received	R/kg	Jun-22	903 407	903 905	930 257	895 101	907 660	896 779	904 992	902 634	906 822	—	907 583	753 912	899 012	911 134	908 626	900 713	852 847	896 951	862 505	894 218
		Jun-21	845 031	852 392	896 474	854 392	848 131	853 957	870 640	854 201	820 780	925 979	857 441	729 882	798 310	851 505	872 960	859 070	825 869	851 494	847 027	851 045
Gold revenue¹	R'000	Jun-22	6 350 950	5 778 664	5 619 682	1 286 260	1 411 411	3 106 441	1 647 991	4 139 479	1 732 937	—	31 073 815	2 641 568	688 643	538 480	2 612 299	1 028 614	7 509 604	38 583 419	3 158 494	41 741 913
		Jun-21	6 213 512	6 047 721	4 750 416	1 687 425	1 199 257	3 076 807	1 409 566	3 399 718	1 635 815	224 087	29 644 324	1 888 528	620 287	481 952	3 078 929	955 286	7 024 982	36 669 306	4 027 615	40 696 921
Cash operating cost (net of by-product credits)	R'000	Jun-22	5 087 713	4 133 533	4 497 715	1 157 365	1 316 268	2 513 999	1 794 489	3 098 265	1 508 732	—	25 108 079	1 593 351	440 594	289 519	1 921 102	867 016	5 111 582	30 219 661	2 192 878	32 412 539
		Jun-21	4 919 023	3 846 063	2 901 696	1 168 484	1 134 902	2 185 670	1 662 496	2 969 065	1 440 261	178 154	22 405 814	1 035 977	395 858	270 789	2 126 639	775 797	4 605 060	27 010 874	1 670 376	28 681 250
Inventory movement	R'000	Jun-22	(3 459)	(95 226)	(11 085)	5 654	(8 019)	(61 066)	17 037	(12 207)	(4 485)	—	(172 856)	(5 435)	(1 369)	2 688	28 181	2 540	26 605	(146 251)	(70 828)	(217 079)
		Jun-21	(54 316)	(3 609)	36 298	(12 789)	(10 911)	(46 133)	4 702	(13 651)	(13 465)	3 679	(110 195)	101 237	(2 601)	562	19 752	146	119 096	8 901	48 420	57 321
Operating costs	R'000	Jun-21	5 084 254	4 038 307	4 486 630	1 163 019	1 308 249	2 452 933	1 811 526	3 086 058	1 504 247	—	24 935 223	1 587 916	439 225	292 207	1 949 283	869 556	5 138 187	30 073 410	2 122 050	32 195 460
		Jun-21	4 864 707	3 842 454	2 937 994	1 155 695	1 123 991	2 139 537	1 667 198	2 955 414	1 426 796	181 833	22 295 619	1 137 214	393 257	271 351	2 146 391	775 943	4 724 156	27 019 775	1 718 796	28 738 571
Production profit/(loss)	R'000	Jun-22	1 266 696	1 740 357	1 133 052	123 241	103 162	653 508	(163 535)	1 053 421	228 690	—	6 138 592	1 053 652	249 418	246 273	663 016	159 058	2 371 417	8 510 009	1 036 444	9 546 453
		Jun-21	1 348 805	2 205 267	1 812 422	531 730	75 266	937 270	(257 632)	444 304	209 019	42 254	7 348 705	751 314	227 030	210 601	932 538	179 343	2 300 826	9 649 531	2 308 819	11 958 350
Capital expenditure	R'000	Jun-22	1 514 019	893 533	604 535	25 444	224 588	490 768	383 855	210 096	48 521	—	4 395 359	263 644	28 422	18 180	34 249	202 897	547 392	4 942 751	1 248 864	6 191 615
		Jun-21	1 111 907	632 578	492 521	71 195	172 120	425 312	368 414	204 972	29 331	—	3 508 350	69 958	3 909	12 751	39 264	208 265	334 147	3 842 497	1 260 298	5 102 795
Cash operating costs	R/kg	Jun-22	724 539	635 146	739 026	807 652	845 931	729 965	996 938	678 403	789 912	—	731 460	549 621	574 438	494 060	682 694	762 547	623 136	710 566	591 551	701 024
		Jun-21	663 030	536 710	532 812	586 588	796 982	595 550	1 037 115	742 452	715 835	721 271	640 569	503 635	508 162	480 975	594 033	699 546	569 369	627 197	356 233	600 592
Cash operating costs	R/tonne	Jun-22	3 259	4 310	5 354	6 576	3 033	2 876	3 944	5 104	3 104	—	3 928	68	71	72	212	605	116	598	679	602
		Jun-21	3 157	4 259	4 248	5 148	3 161	2 568	3 407	4 194	2 824	3 126	3 532	59	64	67	210	515	117	589	488	582
Cash operating cost and Capital	R/kg	Jun-22	940 150	772 444	838 359	825 408	990 267	872 464	1 210 191	724 406	815 316	—	859 507	640 564	611 494	525 084	694 865	940 996	689 866	826 787	928 444	834 937
		Jun-21	812 903	624 985	623 250	622 329	917 853	711 439	1 266 943	793 708	730 414	721 271	740 870	537 645	513 180	503 623	605 001	887 342	610 683	716 421	625 010	707 445
All-in sustaining cost	R/kg	Jun-22	925 100	739 870	865 976	851 977	983 593	823 966	1 210 404	739 681	845 299	—	855 321	608 952	611 580	529 591	689 630	964 678	680 841	821 057	1 007 986	835 891
		Jun-21	815 333	626 795	659 760	641 426	936 296	680 524	1 232 098	814 048	764 577	782 126	749 971	601 978	511 946	501 947	619 692	905 253	636 015	728 121	677 659	723 054
Operating free cash flow margin²	%	Jun-22	(4)%	13%	9%	8%	(9)%	3%	(32)%	20%	10%	—%	5%	14%	32%	43%	25%	(4)%	20%	8%	(1)%	7%
		Jun-21	3%	26%	29%	27%	(9)%	15%	(44)%	7%	10%	20%	13%	20%	36%	41%	30%	(4)%	24%	15%	28%	16%

¹ Includes a non-cash consideration to Franco-Nevada (Jun-22: R471.055m, Jun-21: R397.380m), excluded from the gold price calculation.
² Excludes run of mine costs for Kalgold (Jun-22: R0.450m, Jun-21: -R7.439m) and Hidden Valley (Jun-22: R237.714m, Jun-21: R19.561m).

12 Harmony Gold Mining Company Limited | FY22 Results for the year ended 30 June 2022	Harmony Gold Mining Company Limited | FY22 Results for the year ended 30 June 2022 13

OPERATING RESULTS – YEAR ON YEAR (US$/IMPERIAL)

		Year ended	SOUTH AFRICA								SOUTH AFRICA										Hidden Valley	TOTAL HARMONY
			UNDERGROUND PRODUCTION											SURFACE PRODUCTION						TOTAL SOUTH AFRICA
			Tshepong Operations	Moab Khotsong	Mponeng	Bambanani	Joel	Doornkop	Target 1	Kusasalethu	Masimong	Unisel	TOTAL UNDER- GROUND	Mine Waste Solutions	Phoenix	Central Plant Reclamation	Dumps	Kalgold	TOTAL SURFACE
Ore milled	t'000	Jun-22	1 721	1 059	926	194	478	963	501	669	536	—	7 047	25 851	6 868	4 447	9 972	1 579	48 717	55 764	3 561	59 325
		Jun-21	1 718	995	753	250	396	938	537	780	563	63	6 993	19 479	6 827	4 434	11 145	1 662	43 547	50 540	3 772	54 312
Yield	oz/ton	Jun-22	0.131	0.198	0.211	0.237	0.105	0.115	0.116	0.219	0.115	—	0.157	0.004	0.004	0.004	0.009	0.023	0.005	0.025	0.033	0.025
		Jun-21	0.139	0.232	0.233	0.256	0.116	0.126	0.096	0.165	0.115	0.126	0.161	0.003	0.004	0.004	0.010	0.021	0.006	0.027	0.040	0.028
Gold produced	oz	Jun-22	225 763	209 237	195 669	46 072	50 026	110 726	57 872	146 833	61 407	—	1 103 605	93 205	24 659	18 840	90 471	36 555	263 730	1 367 335	119 182	1 486 517
		Jun-21	238 526	230 391	175 092	64 044	45 783	117 993	51 536	128 570	64 687	7 941	1 124 563	66 133	25 046	18 101	115 099	35 655	260 034	1 384 597	150 755	1 535 352
Gold sold	oz	Jun-22	226 019	205 539	194 222	46 201	49 994	111 370	58 547	147 444	61 440	—	1 100 776	92 563	24 627	19 001	92 433	36 717	265 341	1 366 117	117 736	1 483 853
		Jun-21	236 404	228 109	170 367	63 498	45 461	115 839	52 052	127 959	64 076	7 780	1 111 545	65 684	24 982	18 197	113 395	35 752	258 010	1 369 555	152 876	1 522 431
Gold price received	$/oz	Jun-22	1 847	1 848	1 902	1 830	1 856	1 834	1 851	1 846	1 854	—	1 856	1 542	1 838	1 863	1 858	1 842	1 744	1 834	1 764	1 829
		Jun-21	1 707	1 722	1 811	1 726	1 713	1 725	1 758	1 725	1 658	1 870	1 732	1 474	1 612	1 720	1 763	1 735	1 668	1 720	1 711	1 719
Gold revenue¹	$'000	Jun-22	417 537	379 913	369 461	84 564	92 792	204 230	108 346	272 146	113 930	—	2 042 919	173 667	45 274	35 402	171 743	67 625	493 711	2 536 630	207 652	2 744 282
		Jun-21	403 475	392 709	308 469	109 573	77 874	199 793	91 530	220 761	106 222	14 551	1 924 957	122 632	40 278	31 296	199 930	62 032	456 168	2 381 125	261 533	2 642 658
Cash operating cost (net of by-product credits)	$'000	Jun-22	334 487	271 755	295 698	76 090	86 537	165 280	117 977	203 692	99 191	—	1 650 707	104 754	28 966	19 034	126 301	57 002	336 057	1 986 764	144 168	2 130 932
		Jun-21	319 417	249 744	188 421	75 876	73 695	141 926	107 954	192 797	93 524	11 568	1 454 922	67 272	25 705	17 583	138 094	50 376	299 030	1 753 952	108 466	1 862 418
Inventory movement	$'000	Jun-22	(227)	(6 261)	(729)	372	(527)	(4 015)	1 120	(803)	(295)	—	(11 365)	(357)	(90)	177	1 853	167	1 750	(9 615)	(4 657)	(14 272)
		Jun-21	(3 527)	(234)	2 357	(830)	(709)	(2 996)	305	(886)	(874)	239	(7 155)	6 574	(169)	36	1 283	9	7 733	578	3 144	3 722
Operating costs	$'000	Jun-22	334 260	265 494	294 969	76 462	86 010	161 265	119 097	202 889	98 896	—	1 639 342	104 397	28 876	19 211	128 154	57 169	337 807	1 977 149	139 511	2 116 660
		Jun-21	315 890	249 510	190 778	75 046	72 986	138 930	108 259	191 911	92 650	11 807	1 447 767	73 846	25 536	17 619	139 377	50 385	306 763	1 754 530	111 610	1 866 140
Production profit/(loss)	$'000	Jun-22	83 277	114 419	74 492	8 102	6 782	42 965	(10 751)	69 257	15 034	—	403 577	69 270	16 398	16 191	43 589	10 456	155 904	559 481	68 141	627 622
		Jun-21	87 585	143 199	117 691	34 527	4 888	60 863	(16 729)	28 850	13 572	2 744	477 190	48 786	14 742	13 677	60 553	11 647	149 405	626 595	149 923	776 518
Capital expenditure	$'000	Jun-22	99 538	58 745	39 745	1 673	14 766	32 266	25 237	13 812	3 190	—	288 972	17 333	1 869	1 195	2 252	13 340	35 989	324 961	82 107	407 068
		Jun-21	72 202	41 076	31 982	4 622	11 178	27 618	23 923	13 311	1 904	—	227 816	4 543	254	828	2 550	13 524	21 699	249 515	81 838	331 353
Cash operating cost	$/oz	Jun-22	1 482	1 299	1 511	1 652	1 730	1 493	2 039	1 387	1 615	—	1 496	1 124	1 175	1 010	1 396	1 559	1 274	1 453	1 210	1 434
		Jun-21	1 339	1 084	1 076	1 185	1 610	1 203	2 095	1 500	1 446	1 457	1 294	1 017	1 026	971	1 200	1 413	1 150	1 267	719	1 213
Cash operating costs	$/t	Jun-22	194	257	319	392	181	172	235	304	185	—	234	4	4	4	13	36	7	36	40	36
		Jun-21	186	251	250	304	186	151	201	247	166	184	208	3	4	4	12	30	7	35	29	34
Cash operating cost and Capital	$/oz	Jun-22	1 922	1 580	1 714	1 688	2 025	1 784	2 475	1 481	1 667	—	1 758	1 310	1 250	1 074	1 421	1 924	1 411	1 691	1 899	1 707
		Jun-21	1 642	1 262	1 259	1 257	1 854	1 437	2 559	1 603	1 475	1 457	1 496	1 086	1 036	1 017	1 222	1 792	1 233	1 447	1 262	1 429
All-in sustaining cost	$/oz	Jun-22	1 892	1 513	1 771	1 742	2 011	1 685	2 475	1 513	1 729	—	1 749	1 245	1 251	1 083	1 410	1 973	1 392	1 679	2 067	1 709
		Jun-21	1 647	1 266	1 333	1 295	1 891	1 374	2 488	1 644	1 544	1 580	1 515	1 216	1 034	1 014	1 252	1 828	1 285	1 471	1 383	1 460
Operating free cash flow margin²	%	Jun-22	(4)%	13%	9%	8%	(9)%	3%	(32)%	20%	10%	-	5%	14%	32%	43%	25%	(4)%	20%	8%	(1)%	7%
		Jun-21	3%	26%	29%	27%	(9)%	15%	(44)%	7%	10%	20%	13%	20%	36%	41%	30%	(4)%	24%	15%	28%	16%

¹ Includes a non-cash consideration to Franco-Nevada (Jun-22: US$30.969m, Jun-21: US$25.804m), excluded from the gold price calculation.
² Excludes run of mine costs for Kalgold (Jun-22: US$0.030m, Jun-21: -US$0.483m) and Hidden Valley (Jun-22: US$15.628m, Jun-21: US$1.270m).

14 Harmony Gold Mining Company Limited | FY22 Results for the year ended 30 June 2022	Harmony Gold Mining Company Limited | FY22 Results for the year ended 30 June 2022 15

pwc

INDEPENDENT AUDITOR'S REVIEW REPORT ON CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of Harmony Gold Mining Company Limited

We have reviewed the condensed consolidated financial statements of Harmony Gold Mining Company Limited, set out on pages 17 to 38 of the provisional report, which comprise the condensed consolidated balance sheet as at 30 June 2022 and the related condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated statement of changes in equity and condensed consolidated cash flow statement for the year then ended, and selected explanatory notes.

Directors' Responsibility for the Condensed Consolidated Financial Statements

The directors are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with the requirements of the JSE Limited Listings Requirements for provisional reports, as set out in note 1 to the financial statements, and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express a conclusion on these financial statements. We conducted our review in accordance with International Standard on Review Engagements (ISRE) 2410, which applies to a review of historical financial information performed by the independent auditor of the entity. ISRE 2410 requires us to conclude whether anything has come to our attention that causes us to believe that the financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.

A review of financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making inquiries of management and others within the entity, as appropriate, and applying analytical procedures, and evaluate the evidence obtained. The procedures performed in a review are substantially less than those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements of Harmony Gold Mining Company Limited for the year ended 30 June 2022 are not prepared, in all material respects, in accordance with the requirements of the JSE Limited Listings Requirements for provisional reports, as set out in note 1 to the financial statements, and the requirements of the Companies Act of South Africa.

PricewaterhouseCoopers Inc

PricewaterhouseCoopers Inc.
Director: CS Masondo
Registered Auditor
Johannesburg, South Africa
30 August 2022

The examination of controls over the maintenance and integrity of the Group's website is beyond the scope of the audit of the financial statements. Accordingly, we accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

PricewaterhouseCoopers Inc., 4 Lisbon Lane, Waterfall City, Jukskei View, 2090
Private Bag X36, Sunninghill, 2157, South Africa
T: +27 (0) 11 797 4000, F: +27 (0) 11 209 5800, www.pwc.co.za

Chief Executive Officer: L S Machaba
The Company's principal place of business is at 4 Lisbon Lane, Waterfall City, Jukskei View, where a list of directors' names is available for inspection.
Reg. no. 1998/012055/21, VAT reg.no. 4950174682.

CONDENSED CONSOLIDATED INCOME STATEMENT (RAND)

		Year ended
Figures in million	Notes	30 June 2022 (Reviewed)	30 June 2021 (Audited)
Revenue	3	42 645	41 733
Cost of sales	4	(41 927)	(35 489)
Production costs		(33 099)	(29 774)
Amortisation and depreciation		(3 683)	(3 875)
Impairment of assets		(4 433)	(1 124)
Other items		(712)	(716)

Gross profit		718	6 244
Corporate, administration and other expenditure		(984)	(1 068)
Exploration expenditure		(214)	(177)
Gains on derivatives	8	53	1 022
Foreign exchange translation gain/(loss)	10	(327)	670
Other operating expenses		(1)	(241)
Operating profit/(loss)		(755)	6 450
Gain on bargain purchase		—	303
Acquisition-related costs		—	(124)
Share of profits from associates		63	83
Investment income		352	331
Finance costs		(718)	(661)
Profit/(loss) before taxation		(1 058)	6 382
Taxation	5	46	(1 258)
Current taxation		(307)	(544)
Deferred taxation		353	(714)

Net profit/(loss) for the year		(1 012)	5 124
Attributable to:
Non-controlling interest		40	37
Owners of the parent		(1 052)	5 087
Earnings/(loss) per ordinary share (cents)	6
Basic earnings/(loss)		(172)	842
Diluted earnings/(loss)		(172)	825
The accompanying notes are an integral part of these condensed consolidated financial statements.

The provisional condensed consolidated financial statements (condensed consolidated financial statements) for the year ended 30 June 2022 have been prepared by Harmony Gold Mining Company Limited’s corporate reporting team headed by Michelle Kriel CA(SA). This process was supervised by the financial director, Boipelo Lekubo CA(SA) and approved by the board of Harmony Gold Mining Company Limited on 30 August 2022.
These condensed consolidated financial statements have been reviewed by the group's external auditors, PricewaterhouseCoopers Incorporated. The unmodified review report is included on page 16. The auditor’s report does not necessarily report on all of the information contained in these results. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor’s engagement they should refer to the auditor’s report.

Harmony Gold Mining Company Limited | FY22 Results for the year ended 30 June 2022    17

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (RAND)

		Year ended
Figures in million	Notes	30 June 2022 (Reviewed)	30 June 2021 (Audited)
Net profit/(loss) for the year		(1 012)	5 124
Other comprehensive income for the year, net of income tax		202	3 251
Items that may be reclassified subsequently to profit or loss		171	3 233
Foreign exchange translation gain/(loss)	13	742	(1 234)
Remeasurement of gold hedging contracts	8	(571)	4 467
Items that will not be reclassified to profit or loss		31	18
Total comprehensive income for the year		(810)	8 375
Attributable to:
Non-controlling interest		40	58
Owners of the parent		(850)	8 317
The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (RAND)
FOR THE YEAR ENDED 30 JUNE 2022

Figures in million	Share capital	Accumulated loss	Other reserves	Non-controlling interest	Total
Balance – 1 July 2021	32 934	(8 173)	6 399	54	31 214
Share-based payments	—	—	143	—	143
Net profit/(loss) for the year	—	(1 052)	—	40	(1 012)
Other comprehensive income for the year	—	—	202	—	202
Dividends paid[1]	—	(414)	—	(16)	(430)
Balance – 30 June 2022 (Reviewed)	32 934	(9 639)	6 744	78	30 117
Balance – 1 July 2020	32 937	(12 583)	3 017	4	23 375
Share issue costs	(3)	—	—	—	(3)
Share-based payments	—	—	156	—	156
Partial purchase of non-controlling interest	—	—	(4)	(1)	(5)
Net profit for the year	—	5 087	—	37	5 124
Other comprehensive income for the year	—	—	3 230	21	3 251
Dividends paid	—	(677)	—	(7)	(684)
Balance – 30 June 2021 (Audited)	32 934	(8 173)	6 399	54	31 214
1 On 18 October 2021 and 11 April 2022, Harmony paid an ordinary dividend of 27 cents per share and 40 cents per share respectively.

The accompanying notes are an integral part of these condensed consolidated financial statements.
18    Harmony Gold Mining Company Limited | FY22 Results for the year ended 30 June 2022

CONDENSED CONSOLIDATED BALANCE SHEET (RAND)

		At
Figures in million	Notes	30 June 2022 (Reviewed)	30 June 2021 (Audited)
ASSETS
Non-current assets
Property, plant and equipment	7	32 872	33 597
Intangible assets	7	48	365
Restricted cash and investments		5 555	5 232
Investments in associates		125	126
Deferred tax assets	5	203	272
Other non-current assets		374	332
Derivative financial assets	8	137	328
Total non-current assets		39 314	40 252
Current assets
Inventories		2 818	2 542
Restricted cash and investments		27	67
Trade and other receivables		1 682	1 652
Derivative financial assets	8	519	1 471
Cash and cash equivalents		2 448	2 819
Total current assets		7 494	8 551
Total assets		46 808	48 803
EQUITY AND LIABILITIES
Share capital and reserves
Attributable to equity holders of the parent company		30 039	31 160
Share capital		32 934	32 934
Other reserves		6 744	6 399
Accumulated loss		(9 639)	(8 173)
Non-controlling interest		78	54
Total equity		30 117	31 214
Non-current liabilities
Deferred tax liabilities	5	1 586	2 178
Provision for environmental rehabilitation	9	5 013	4 662
Other provisions		932	926
Borrowings	10	3 180	2 974
Contingent consideration liability	11	356	417
Other non-current liabilities		268	178
Derivative financial liabilities	8	3	6
Streaming contract liability	12	378	695
Total non-current liabilities		11 716	12 036
Current liabilities
Other provisions		139	175
Borrowings	10	25	387
Trade and other payables		4 494	4 389
Derivative financial liabilities	8	8	206
Streaming contract liability	12	309	396
Total current liabilities		4 975	5 553
Total equity and liabilities		46 808	48 803
The accompanying notes are an integral part of these condensed consolidated financial statements.
Harmony Gold Mining Company Limited | FY22 Results for the year ended 30 June 2022    19

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (RAND)

		Year ended
Figures in million	Notes	30 June 2022 (Reviewed)	30 June 2021 (Audited)
CASH FLOW FROM OPERATING ACTIVITIES
Cash generated by operations	14	7 378	9 741
Dividends received		74	85
Interest received		87	171
Interest paid		(319)	(234)
Income and mining taxes paid		(296)	(584)
Cash generated from operating activities		6 924	9 179
CASH FLOW FROM INVESTING ACTIVITIES
Increase in restricted cash and investments		(128)	(48)
Amounts refunded from restricted cash and investments		53	34
Redemption of preference shares from associates		—	36
Acquisition of Mponeng operations and related assets		—	(3 363)
ARM BBEE Trust loan repayment		65	264
ARM BBEE Trust loan advanced		—	(264)
Capital distributions from investments		—	8
Proceeds from disposal of property, plant and equipment		24	11
Additions to property, plant and equipment	14	(6 214)	(5 142)
Cash utilised by investing activities		(6 200)	(8 464)
CASH FLOW FROM FINANCING ACTIVITIES
Borrowings raised	10	3 057	—
Borrowings repaid	10	(3 601)	(3 491)
Partial repurchase of non-controlling interest		—	(5)
Dividend paid		(430)	(684)
Lease payments		(177)	(119)
Cash utilised by financing activities		(1 151)	(4 299)
Foreign currency translation adjustments		56	46
Net decrease in cash and cash equivalents		(371)	(3 538)
Cash and cash equivalents – beginning of year		2 819	6 357
Cash and cash equivalents – end of year		2 448	2 819
The accompanying notes are an integral part of these condensed consolidated financial statements.
20    Harmony Gold Mining Company Limited | FY22 Results for the year ended 30 June 2022

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2022 (RAND)
1.    ACCOUNTING POLICIES
Basis of accounting
The condensed consolidated financial statements for the year ended 30 June 2022 have been prepared in accordance with the requirements of the JSE Limited Listings Requirements for provisional reports and the requirements of the Companies Act no. 71 of 2008 of South Africa. The Listings Requirements require provisional reports to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and to also, as a minimum, contain the information required by IAS 34 Interim Financial Reporting. The accounting policies applied in the preparation of the condensed consolidated financial statements are in terms of IFRS and are consistent with those applied in the previous consolidated annual financial statements. There were no new standards, amendments to standards or interpretations that became effective that had a material impact on the group's results or financial position.
The condensed consolidated financial statements have been prepared on a going concern basis.
During the year ended 30 June 2022, Mine Waste Solutions (MWS) was identified as a separate reportable segment as a result of it exceeding the quantitative threshold of 10% of total reported profit as set out in IFRS 8 Operating Segments. This resulted in MWS's segment information being disaggregated from the All other surface operations segment. In accordance with the requirements of IFRS, the June 2021 comparative information has been re-presented in the segment report.
Note 16 includes the revised figures for certain prescribed officers' shares held at 30 June 2021.
2.    IMPACT OF CHANGES IN GLOBAL OPERATING AND ECONOMIC ENVIRONMENT
Covid-19
In South Africa, the national lockdown that began on 27 March 2020 to curb the spread of the Coronavirus (Covid-19) came to an end during April 2022. This led to the discontinuance of all Covid-19 regulations which had been put in place. In Papua New Guinea, where the Hidden Valley operation is located, significant decreases in positive cases have been experienced for the 2022 calendar year. In prior years, the group had been able to carry out its operations in Papua New Guinea during the state of emergency which had been imposed by the government.
The virus will still be prevalent in normal day-to-day living. However, unlike before, a significant percentage of the population has been vaccinated against Covid-19. This puts Harmony in a favourable position to manage Covid-19 as part of normal day-to-day activities and as a result management does not expect there to be any further disruptions.
Cost and inflationary pressures
During the second half of the 2022 financial year, Harmony experienced heightened input costs driven by inflationary pressures related to global supply chain constraints due to the Covid-19 pandemic, which was then further exacerbated by Russia’s invasion of Ukraine. The effect has been especially pronounced on certain key items such as oil (directly affecting diesel supply and cost), steel and certain chemical reagents used by the treatment plants. These cost pressures had an impact on, among others, the FY23 budget and life-of-mine planning process, determination of deferred tax rates for the group’s mining entities and impairment assessments performed for the group’s cash generating units. Refer to notes 5 and 7 respectively for further disclosure.
Discount rates
In recent months, central banks globally have been increasing interest rates as a measure of combating rising inflation. In the current financial year, the US Federal Reserve has increased interest rates by 150 basis points, while the South African Reserve Bank (SARB) has raised the repurchase interest rate by 125 basis points for the same period. This contributed to increased bond yields realised in the market, which results in increased risk-free rates being used for discounting of the provision for environmental rehabilitation and the determination of cost of equity as used for purposes of impairment assessments. Refer to note 7 and 9 respectively for further disclosure.
Commodity prices and exchange rates
Gold traded within a range of US$1 726/oz and US$2 052/oz (2021: US$1 681/oz and US$2 063/oz) during the current financial year, reaffirming its safe haven status with investors during times of global uncertainty and market volatility. These uncertainties have also resulted in increased volatility in the R/US$ and R/A$ exchange rates. The currencies traded in ranges of R14.15/US$1 to R16.30/US$1 (2021: R13.43/US$1 to R17.68/US$1) and R10.43/A$1 to R11.63/A$1 (2021: R10.41/A$1 to R12.66/A$1) respectively during the current financial year. Management believes this volatility could be a reflection of growing concern in market sentiment fears surrounding recessions in key economies and current and/or further geopolitical tensions.
As part of the underlying assumptions used in valuing certain line items, management used a consensus of market analysts’ forecasts in determining short-, medium- and long-term commodity prices and exchange rates. These economic assumptions are used in certain fair value calculations. Based on the consensus forecasts used, a marked increase was seen in US$ gold price and R/US$ exchange rate assumptions applied. Refer to note 7 for disclosed assumptions.
Harmony Gold Mining Company Limited | FY22 Results for the year ended 30 June 2022    21

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2022 (RAND)
3.    REVENUE

	Year ended
Figures in million	30 June 2022 (Reviewed)	30 June 2021 (Audited)
Revenue from contracts with customers	41 677	43 632
Gold[1]	40 774	42 597
Silver[2]	663	857
Uranium[2]	240	178
Consideration from streaming contract[3]	471	397
Hedging gain/(loss)[4]	497	(2 296)
Total revenue[5]	42 645	41 733
1    The decrease in gold revenue during the 2022 financial year is mainly due to the decrease in gold production by 3% to 46 236kg from 47 755kg in the prior year. The decrease is a result of mining constraints at Doornkop, Moab Khotsong and Tshepong Operations resulting in lower grade recovered, the seismic issues experienced at Bambanani as well as the geotechnical instability affecting Stage 6 and a conveyor belt failure at Hidden Valley. In addition, the average gold spot price received decreased by 1.8% from R899 563/kg in the 2021 year to R883 453/kg. The decrease was partially offset by an increase in production at Mponeng and Mine Waste Solutions as they contributed for the full year compared to nine months in the prior year.
2    Silver is derived from the Hidden Valley mine in Papua New Guinea. Uranium is derived from the Moab Khotsong operation.
3    Relates to the recognition of non-cash consideration recognised as part of revenue for the streaming arrangement. Refer to note 12 for further information.
4    Relates to the realised effective portion of the hedge-accounted gold derivatives.The average gold spot price traded during the 2022 financial year was R896 712/kg (2021: R915 736/kg) compared to the average forward price of matured contracts of R940 536/kg (2021: R731 971/kg) . Refer to note 8 for further information.
5    A geographical analysis of revenue is provided in the segment report.
The points of transfer of control are as follows:

•Gold: South Africa (excluding streaming contract)	Gold is delivered and a certificate of sale is issued.
•Gold and silver: Hidden Valley	Metal is collected from Hidden Valley and a confirmation of collection is sent to and accepted by the customer.
•Uranium	Confirmation of transfer is issued.
•Streaming contract	Gold is delivered and credited into the Franco-Nevada designated gold account.
4.    COST OF SALES

	Year ended
Figures in million	30 June 2022 (Reviewed)	30 June 2021 (Audited)
Production costs – excluding royalty[1]	32 739	29 137
Royalty expense[2]	360	637
Amortisation and depreciation	3 683	3 875
Impairment of assets[3]	4 433	1 124
Rehabilitation expenditure	136	135
Care and maintenance cost of restructured operations[4]	273	144
Employment termination and restructuring costs[5]	218	332
Share-based payments	143	114
Other	(58)	(9)
Total cost of sales	41 927	35 489
1    Production costs increased during the 2022 year, mainly due to inflationary pressures on costs including labour, electricity and consumable stores costs (refer to note 2) as well as the inclusion of the Mponeng operations and related assets for a full financial year.
2    The royalty expense decreased significantly during the 2022 year due to lower production profits, which also impacted on the rates at which royalties are calculated.
3    During the 2022 year impairments of R4 433 million were recognised for the property, plant and equipment of Tshepong Operations, Moab Khotsong, Bambanani and Kusasalethu as well as the goodwill of Bambanani and Moab Khotsong. Refer to note 7 for further details.
4    The care and maintenance costs increased during the 2022 year due to the closure of the Vaal River surface operations and the Kopanang gold plant, which were closed at the end of the previous financial year.
5    Employment termination and restructuring costs decreased during the 2022 year, due to the lower number of employees taking up voluntary severance packages year on year.

22    Harmony Gold Mining Company Limited | FY22 Results for the year ended 30 June 2022

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2022 (RAND)
5.    TAXATION
Current taxation
The movement in foreign exchange translation from gains in 2021 to losses in 2022 and a decline in mining taxable income resulted in the decrease in the current tax expense during the 2022 financial year.
Deferred taxation
The movement in the net deferred tax liability is mainly attributable to a decrease in net taxable temporary differences as well as in deferred tax rates for the majority of the group's South African mining companies. The amount recognised at 30 June 2022 is as follows:

	At
Figures in million	30 June 2022 (Reviewed)	30 June 2021 (Audited)
Balance at beginning of year	1 906	465
Net deferred tax liability of acquired operations at 1 October 2020	—	(55)
Expense/(credit) per income statement (a)	(353)	714
Tax expense/(credit) directly charged to other comprehensive income (b)	(170)	782
Balance at end of year	1 383	1 906
Deferred tax asset per balance sheet (c)	(203)	(272)
Deferred tax liability per balance sheet	1 586	2 178
(a)    The main contributors to the decreases were:
•Freegold (Harmony) Pty Ltd's deferred tax rate decreased, resulting in a R372 million decrease, which together with the impact of R266 million on the impairment recognised resulted in a R619 million decrease overall
•Harmony Moab Khotsong Operations (Pty) Ltd's deferred tax rate decreased, causing a R102 million decrease in the deferred tax liability. This was offset by the increased capital expenditure, which includes the Zaaiplaats project, resulting in a net decrease of R51 million
•Randfontein Estates Ltd utilised its unredeemed capital expenditure balance during 2022 and that combined with the R44 million impact of a higher deferred tax rate, resulted in a R117 million increase in the net deferred tax liability
•Golden Core Trade and Invest (Pty) Ltd, which acquired the Mponeng operation and the West Wits closure business utilised a portion of its unredeemed capital allowance and an increase in its asset value combined with the R37 million impact of a higher deferred tax rate, resulted in a R98 million increase for 2022
•Chemwes (Pty) Ltd (Chemwes Company) utilised a portion of its unredeemed capital expenditure balance and the Franco-Nevada liability decreased (refer note 12), resulting in a decrease of R74 million in its deferred tax asset
(b)    The movement in the net derivative position (refer to note 8) resulted in a decrease of R170 million in the net deferred tax liability.
(c)    As at 30 June 2022 a deferred tax asset was recognised in Harmony Gold Mining Company Limited (Harmony Company) and Chemwes Company. The deferred tax asset for Harmony Company remained stable at R179 million, while Chemwes Company decreased from R97 million to R24 million. A deferred tax asset continues to be recognised for both companies as it is probable that sufficient future taxable profits will be available against which the remaining deductible temporary differences existing at the reporting date can be utilised.
As part of the determination of the deferred tax rates for the South African entities mentioned above, consideration was given to the amended corporate income tax rate of 27% from 28% as well as the change in the mining tax rate from 34% to 33% for the 2023 financial year. The annual limitation of assessed loss utilisation to 80% of taxable income was incorporated in the calculation. The changes were considered to be substantively enacted at 30 June 2022 and would affect forecast tax estimations or cash flows. They were also taken into account in the determination of recoverable amounts for impairment purposes. Refer to note 7.
6.    EARNINGS/(LOSS) PER ORDINARY SHARE

	Year ended
	30 June 2022 (Reviewed)	30 June 2021 (Audited)
Weighted average number of shares (million)	612	604
Weighted average number of diluted shares (million)	615	616
Total earnings/(loss) per share (cents):
Basic earnings/(loss)	(172)	842
Diluted earnings/(loss)[1]	(172)	825
Headline earnings	499	987
Diluted headline earnings	497	967
1    Due to the net loss attributable to shareholders, the inclusion of the share options as potential ordinary shares had an anti-dilutive effect on the earnings per share in 2022, whereas the net profit in 2021 had a dilutive effect.
Harmony Gold Mining Company Limited | FY22 Results for the year ended 30 June 2022    23

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2022 (RAND)
6.    EARNINGS/(LOSS) PER ORDINARY SHARE continued
Reconciliation of headline earnings:

	Year ended
Figures in million	30 June 2022 (Reviewed)	30 June 2021 (Audited)
Net profit/(loss) for the year attributable to owners of the parent	(1 052)	5 087
Adjusted for:
Gain on bargain purchase[1]	—	(303)
Impairment of assets[2]	4 433	1 124
Taxation effect on impairment of assets	(312)	(93)
Profit on sale of property, plant and equipment	(24)	(11)
Taxation effect on profit on sale of property, plant and equipment	4	2
Loss on scrapping of property, plant and equipment	7	161
Taxation effect on loss on scrapping of property, plant and equipment	(1)	(8)
Headline earnings	3 055	5 959
1    There is no tax effect on this item.
2    This total includes the impairment of goodwill which does not have a tax effect.
7.    PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS
Impairment of property, plant and equipment (including goodwill)
Management performed an assessment for indicators of impairment as well as indicators of reversal of previously recorded impairment losses at 30 June 2022. Due to the net asset value (before any impairments recognised) exceeding the market capitalisation of Harmony as at 30 June 2022, as well as increased operating costs, the recoverable amounts for all cash-generating units (CGUs) were calculated. The recoverable amounts for these assets were determined on a fair value less cost to sell basis using assumptions in the discounted cash flow models and attributable resource values. These are fair value measurements classified as level 3.
Estimates and judgements
The recoverable amount of mining assets is determined utilising real discounted future cash flows or resource multiples in the case of undeveloped properties and certain resource bases. During this year's planning and testing, commodity price and exchange rate assumptions as per the table below were used. In determining the commodity prices and resource values to be used, management assesses the short-, medium- and long-term views of several reputable institutions on commodity prices and based on this, derives the commodity prices and resource values. The long-term price was determined as part of the annual budgeting process and is used in the life-of-mine plans and is also the cut-off price for calculating reserves included in the declaration of resources and reserves in terms of the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (SAMREC). The resource multiple values have remained consistent with the prior year, as no new market transactions have taken place in the South African gold mining industry that would provide more recent information compared to prior year information.
Post-tax real discount rates ranging between 10.2% and 13.1% (2021: 9.4% and 12.0%), depending on the asset, were used to determine the recoverable amounts for the South African operations. Hidden Valley made use of a post-tax real discount rate of 11.4% (2021: 10.3%).

	Year ended
Figures in million	30 June 2022 (Reviewed)	30 June 2021 (Audited)
US$ gold price per ounce
– Year 1	1 861	1 805
– Year 2	1 744	1 673
– Year 3	1 664	1 582
– Long term (year 4 onwards)	1 546	1 500
US$ silver price per ounce
– Year 1	23.85	25.72
– Year 2	22.42	23.22
– Year 3	21.46	21.70
– Long term (year 4 onwards)	19.38	20.70
US$ copper price per pound	3.30	3.00
24    Harmony Gold Mining Company Limited | FY22 Results for the year ended 30 June 2022

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2022 (RAND)
7.    PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS continued
Impairment of property, plant and equipment (including goodwill) continued
Estimates and judgements continued

	Year ended
Figures in million	30 June 2022 (Reviewed)	30 June 2021 (Audited)
Exchange rate (R/US$)
– Year 1	15.55	14.54
– Year 2	15.34	14.36
– Year 3	15.26	14.44
– Long term (Year 4 onwards)	15.35	14.51
Exchange rate (PGK/US$)	3.50	3.50
Rand gold price (R/kg)
– Year 1	931 000	843 000
– Year 2	860 000	772 000
– Year 3	816 000	735 000
– Long term (Year 4 onwards)	763 000	700 000
Additional resources multiples (US$/oz) (underground operations)[1]
Measured	16.50	16.50
Indicated	9.00	9.00
Inferred	3.60	3.60
Additional resources multiples US$/oz (surface sources)[2]
Measured	30.00	30.00
Indicated	17.50	17.50
Inferred	8.00	8.00
1    The underground resource value has been applied to Target North and Doornkop's Kimberly Reef.
2    The surface resource values have been applied to the Vaal River and West Wits surface sources.
As disclosed in note 2, the uncertainty that existed in prior years surrounding the potential impact of Covid-19 has dissipated and therefore management believes that it is no longer appropriate to apply Covid-adjusted probability scenarios in determining recoverable amounts for the CGUs at 30 June 2022.

Harmony Gold Mining Company Limited | FY22 Results for the year ended 30 June 2022    25

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2022 (RAND)
7.    PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS continued
Impairment of property, plant and equipment (including goodwill) continued
Results of impairment and assessment
Based on the impairment tests performed, the following impairments of property, plant and equipment and goodwill were recorded for the 2022 financial year:

	Year ended
Figures in million	30 June 2022 (Reviewed)	30 June 2021 (Audited)
Tshepong Operations (a)	3 622	759
Moab Khotsong (b)	522	—
Kusasalethu (c)	145	—
Bambanani (d)	144	187
Target 3	—	178
Total impairment	4 433	1 124
(a)    The Tshepong Operations were disaggregated into two separate cash generating units (CGU) being the Tshepong North CGU and the Tshepong South (also known as the Phakisa section) CGU, for impairment testing at 30 June 2022. This is due to the decision taken during the FY23 budget process to reinvest in the two individual operations to maximise individual profitability following the change to Tshepong North's life-of-mine with the sub-75 decline project being halted. Based on the forward-looking nature of the impairment assessment, a separate impairment calculation was prepared for each of the CGUs. The disaggregation of CGUs did not have an impact on reportable segments in terms of IFRS 8 Operating Segments as disclosed in the segment report, since information reported to the chief operating decision maker for the 2022 financial year was still for the combined Tshepong Operations. Going forward however, Tshepong North and Tshepong South will be disclosed as separate reportable segments. A total impairment of R3 622 million was recognised on these CGUs, which is made up of the following:
–An impairment of R2 296 million on property, plant and equipment of Tshepong North was recognised at 30 June 2022. This was mainly as a result of increased cost both for production and capital expenditure and the increased post-tax discount rate of 11.7% (2021: 10.1% for Tshepong Operations). The recoverable amount was also affected by the reclassification of production for the sub-75 level from reserves in the life-of-mine plan to the resource base, which is subject to a higher discount rate of 13.7% (2021: 12.0%). The post-tax recoverable amount was determined to be R1 938 million
–An impairment of R1 326 million on property, plant and equipment of Tshepong South was recognised at 30 June 2022. The individual life-of-mine plan included additional capital to address flexibility constraints at the operation. Costs also increased significantly as a result of inflationary pressures. The changes affected the discounted cash flows used to determine the recoverable amount of the operation. The post-tax recoverable amount, after the impact of a higher discount rate of 11.7% (2021: 10.1% for Tshepong Operations), was determined to be R1 645 million
The impairment for 2021 mainly resulted from a reduction in planned gold production resulting from lower grade and change in the timing of cash flows.
(b)    An impairment of R522 million on property, plant and equipment and goodwill of Moab Khotsong was recognised at 30 June 2022, of which R302 million related to goodwill. The updated life-of-mine plan included an increase in working and capital costs as a result of inflationary pressures. The updated life-of-mine plan also includes additional capital expenditure which relates to the Zaaiplaats project after finalisation of its detailed design plan during the current financial year. This impacted the discounted cash flows used to determine the recoverable amount of the operation. The recoverable amount was further impacted by an increased post-tax discount rate of 10.4% (2021: 9.4%) which resulted in the post-tax recoverable amount decreasing to R3 748 million.
(c)    The impairment of property, plant and equipment on Kusasalethu was mainly as a result of the reduction in tonnes combined with a decrease in grade over the remainder of the operation's life, leading to a decrease in planned gold production. The reduction is due to an updated plan to mitigate safety risks that exist at the operation. These changes reduced the recoverable amount to R806 million and an impairment of R145 million was recognised.
(d)    During the December 2021 period, impairments of R144 million were recognised for property, plant and equipment and goodwill of Bambanani. The impairment of goodwill and assets on Bambanani was as a result of a change in the life-of-mine plan, moving the closure of the mine to June 2022 rather than June 2024 as planned during FY21. This was as a result of increased seismicity at the operation and the related risk increasing as pillars were mined out. The post-tax recoverable amount of R36 million, at December 2021, was derived from the expected cash flows as per the life-of-mine plans. The recoverable amount of the operation is now Rnil, as the operation was closed during June 2022.
Where CGUs had previously been impaired, management considered whether the impairment loss (or the contributors to the previously recognised impairment loss) no longer exists or might have decreased. Management considered general and specific factors for each CGU and concluded that although overall the gold price environment had improved from the time that the impairment losses had been recognised, the specific circumstances that led to the original impairments had not reversed. Furthermore, the service potential of the asset has not increased. Management therefore resolved it to be appropriate for no reversal of previously recognised impairment losses to be recorded for the year ended 30 June 2022.
26    Harmony Gold Mining Company Limited | FY22 Results for the year ended 30 June 2022

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2022 (RAND)
7.    PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS continued
Impairment of property, plant and equipment (including goodwill) continued
Results of impairment and assessment continued
One of the most significant assumptions that influence the life-of-mine plans, and therefore impairment assessments, is the expected commodity prices. Management determined a reasonably possible long-term change of 10% in gold prices based on the standard deviation of both Harmony's long-term gold price assumption over the past five financial years and market analysts' forecasted long-term gold price assumptions. A 10% increase/decrease (pre-impairment and scrapping recognised) in the gold price and resource values used (with all other variables held constant and not taking any actions, such as stopping capital projects, into account) would have resulted in the following post-tax impairment being recorded (including the impairments recorded in the current period) as at 30 June 2022:

Figures in million	30 June 2022 (Reviewed)
-10% decrease
Tshepong North	4 074
Moab[1]	3 869
Tshepong South	2 339
Doornkop	1 690
Mponeng	1 443
Target 1	1 121
Joel	762
Kusasalethu	689
Mine Waste Solutions	493
Kalgold	304
Other assets	208
Hidden Valley	96
Central Plant Reclamation	32
+10% increase
Tshepong South	224
1    The carrying amounts of these CGUs include goodwill and any impairment losses are allocated first to goodwill and then to the identifiable assets.
As a result of the significant increase in discount rates experienced during the current financial year, management opted to assess the sensitivity of a reasonably possible change in discount rates on impairments of assets for all CGUs. Management assessed an increase/decrease of 50 basis points to be a reasonably possible change, based on the standard deviation of the group's base weighted average cost of capital rate over the past five financial years. This change was factored into the individual CGUs' discount rates and did not result in a material impact on the impairment that would have been recognised for any CGUs.
Papua New Guinea
Costs related to stripping activities for the period ended 30 June 2022 amounted to R1 096 million (2021: R1 047 million) with Hidden Valley accounting for R922 million (2021: R871 million) of these costs. The increase was predominantly driven by the Hidden Valley Stage 7 cutback. Primary stripping activities commenced in July 2020 and the main ore body was reached in November 2021. Until that time, stripping costs were capitalised in full due to significant levels of waste being removed with incidental ore being mined.
In addition to the above, the foreign exchange translation movement on property, plant and equipment for the region was an increase of R819 million (2021: R1 079 million decrease) for the year ended 30 June 2022.
Harmony Gold Mining Company Limited | FY22 Results for the year ended 30 June 2022    27

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2022 (RAND)
8.    DERIVATIVE FINANCIAL INSTRUMENTS

Figures in million	Rand gold hedging contracts	US$ gold hedging contracts	US$ silver contracts	Foreign exchange contracts	Total
At 30 June 2022 (Reviewed)
Derivative financial assets	523	44	77	12	656
Non-current	113	18	6	—	137
Current	410	26	71	12	519
Derivative financial liabilities	—	(11)	—	—	(11)
Non-current	—	(3)	—	—	(3)
Current	—	(8)	—	—	(8)

Net derivative financial instruments	523	33	77	12	645
Unrealised gains included in other reserves, net of tax	441	39	—	—	480
Movements for the year ended 30 June 2022
Realised gains/(losses) included in revenue	602	(105)	—	—	497
Unrealised gains/(losses) on gold contracts recognised in other comprehensive income	(292)	50	—	—	(242)
Gains/(losses) on derivatives	—	—	114	(16)	98
Day one loss amortisation	(39)	(6)	—	—	(45)
Total gains/(losses) on derivatives	(39)	(6)	114	(16)	53
Hedge effectiveness
Changes in the fair value of the hedging instrument used as the basis for recognising hedge ineffectiveness	(292)	50	—	—	(242)
Changes in the fair value of the hedged item used as the basis for recognising hedge ineffectiveness	292	(50)	—	—	242
28    Harmony Gold Mining Company Limited | FY22 Results for the year ended 30 June 2022

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2022 (RAND)
8.    DERIVATIVE FINANCIAL INSTRUMENTS continued

Figures in million	Rand gold hedging contracts (a)	US$ gold hedging contracts	US$ silver contracts	Foreign exchange contracts	Rand gold derivative contracts	Total
At 30 June 2021 (Audited)
Derivative financial assets	1 358	48	10	383	—	1 799
Non-current	279	40	9	—	—	328
Current	1 079	8	1	383	—	1 471
Derivative financial liabilities	(41)	(73)	(98)	—	—	(212)
Non-current	—	—	(6)	—	—	(6)
Current	(41)	(73)	(92)	—	—	(206)

Net derivative financial instruments	1 317	(25)	(88)	383	—	1 587
Unrealised gains/(losses) included in other reserves, net of tax	1 069	(18)	—	—	—	1 051
Movements for the year ended 30 June 2021
Realised losses included in revenue	(2 023)	(273)	—	—	—	(2 296)
Unrealised gains/(losses) on gold contracts recognised in other comprehensive income	2 999	(7)	—	—	—	2 992
Gains/(losses) on derivatives	—	—	(256)	1 217	111	1 072
Day one loss amortisation	(42)	(8)	—	—	—	(50)
Total gains/(losses) on derivatives	(42)	(8)	(256)	1 217	111	1 022
Hedge effectiveness
Changes in the fair value of the hedging instrument used as the basis for recognising hedge ineffectiveness	2 999	(7)	—	—	—	2 992
Changes in the fair value of the hedged item used as the basis for recognising hedge ineffectiveness	(2 999)	7	—	—	—	(2 992)
(a)    Rand gold hedging contracts
All Rand gold forward contracts entered into after 1 October 2020 were apportioned to the South African operations which included Mponeng and Mine Waste Solutions operations.
Reconciliation of the hedge reserve:

	Year ended
Figures in million	30 June 2022 (Reviewed)	30 June 2021 (Audited)
Opening balance	1 051	(3 395)
Remeasurement of gold hedging contracts	(571)	4 467
Unrealised gain/(loss) on gold hedging contracts	(242)	2 992
Released to revenue on maturity of the gold hedging contracts	(497)	2 296
Foreign exchange translation	(2)	(39)
Deferred taxation thereon	170	(782)
Attributable to non-controlling interest	—	(21)
Closing balance	480	1 051
Harmony Gold Mining Company Limited | FY22 Results for the year ended 30 June 2022    29

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2022 (RAND)
8.    DERIVATIVE FINANCIAL INSTRUMENTS continued
The following table shows the open position at the reporting date:

	FY2023				FY2024			TOTAL
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Foreign exchange contracts
Zero cost collars
US$m	42	18	—	—	—	—	—	60
Average Floor – R/US$	15.90	16.18	—	—	—	—	—	15.98
Average Cap – R/US$	17.90	18.18	—	—	—	—	—	17.98
Forward contracts
US$m	6	—	—	—	—	—	—	6
Average Forward rate – R/US$	16.84	—	—	—	—	—	—	16.84
R/gold
000 oz – cash flow hedge	72	72	72	70	44	32	16	378
Average R'000/kg	1 033	999	1 019	1 039	1 061	1 082	1 107	1 035
US$/gold
000 oz – cash flow hedge	9	9	9	9	9	8	4	57
Average US$/oz	1 911	1 867	1 826	1 836	1 860	1 926	2 009	1 880
Total gold
000 oz	81	81	81	79	53	40	20	435
US$/silver
000 oz	285	270	210	105	30	30	20	950
Average Floor – US$/oz	24.39	25.97	25.62	25.49	25.14	25.41	25.68	25.31
Average Cap – US$/oz	27.02	29.00	28.81	28.58	28.14	28.41	28.68	28.27
Refer to note 13 for details on the fair value measurements.
9.    PROVISION FOR ENVIRONMENTAL REHABILITATION
The increase in the provision for environmental rehabilitation during the 2022 financial year of R351 million is mainly due to a reduction of the life of certain operations, which impacted the discounting of the provision (R185 million). Also contributing is the weakening Rand/AUS$ exchange rate which impacted the translation of the balance year on year for South-east Asia (R101 million). The remaining increase relates to the increase of discount rates. Refer to note 2 for a discussion thereof.
10.    BORROWINGS
Summary of facilities' terms

Figures in million	US$ term loan US dollar	US$ RCF US dollar	Green loan SA rand	Rand RCF SA rand	Westpac fleet loan US dollar
Borrowings summary at 30 June 2022
Original facility	100	300	1 500	2 500	N/A
Drawn down/ loan balance	100	100	—	—	2
Undrawn committed borrowing facilities	N/A	200	1 500[1]	2 500	N/A
Maturity	May	May	November	May	July
	2025[2]	2025[2]	2028	2025[2]	2022
Repayment terms	On maturity	On maturity	Bi-annual[3]	On maturity	Quarterly
Interest rate	SOFR[4] + 2.85%	SOFR[4] + 2.70%	JIBAR + 2.65%	JIBAR + 2.40%	LIBOR + 3.20%
1    This facility can only be drawn down from November 2022.
2    Does not take into account the two extension options of 12 months each.
3    Ten equal bi-annual instalments starting from June 2024 with the final instalment on maturity.
4    Secured Overnight Financing Rate. The SOFR is a secured interbank overnight interest rate that has been established as an alternative to LIBOR. Refer to note 13 for further detail.
30    Harmony Gold Mining Company Limited | FY22 Results for the year ended 30 June 2022

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2022 (RAND)
10.    BORROWINGS continued
Refinancing of facilities
During May 2022, Harmony refinanced its existing R2 billion and US$400 million facility with the following facilities held with a syndicate of local and international lenders:
•R2.5 billion revolving credit facility (Rand RCF)
•$100 million term facility (US$ term loan)
•$300 million revolving credit facility (US$ RCF)
•R1.5 billion green loan (Green loan)
The Green loan can only be used for renewable energy projects.
The Rand RCF, US$ RCF and US$ term loan are linked to certain sustainability-linked key performance indicators (ESG KPIs), which will be measured annually for the next three financial years and will result in changes to interest rate margins. The adjustments to interest rate margins for each financial year's ESG performance would impact the following financial year. The respective ESG KPIs are as follows:

KPI	Unit of Measurement	Scope	Sustainability performance targets
			FY23	FY24	FY25
Greenhouse gas emissions	‘000 tonnes of Scope 1 and Scope 2 CO2e emissions	All operations	4 485	4 279	4 074
Renewable energy	Renewable energy consumption as % of total electricity consumed	SA operations	2%	8%	20%
Water consumption	Potable water consumed (Mℓ)	SA operations	20 453	19 833	19 436
Depending on Harmony's performance in relation to these ESG KPIs, the potential change in interest rate margin is as follows:

Cumulative benefit/penalty for each financial year (basis points)	FY23	FY24	FY25
KPI
Greenhouse gas emissions	1	2	3
Renewable energy	1	2	3
Water consumption	1	2	3
The new debt covenant tests for both the Rand and the US$ facilities are as follows:
•The group's interest cover ratio shall be more than five times (EBITDA1/ Total Interest paid);
•Leverage2 shall not be more than 2.5 times.
1    Earnings before interest, taxes, depreciation and amortisation (EBITDA) as defined in the agreement also excludes unusual items such as impairment and restructuring cost.
2    Leverage is defined as total net debt to EBITDA.
During the refinancing process, the tangible net worth to total net debt ratio that was relevant to the previous facilities has been removed as a debt covenant while the interest cover and leverage ratios remained unchanged.
The cash flows from the refinancing process were directed by Harmony and are therefore reflected in the cash flow statement. The transaction costs of R172 million are included as part of the interest paid line in the cash flow statement.
Harmony Gold Mining Company Limited | FY22 Results for the year ended 30 June 2022    31

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2022 (RAND)
10.    BORROWINGS continued
Interest bearing borrowings

	At
Figures in million	30 June 2022 (Reviewed)	30 June 2021 (Audited)
Non-current borrowings
R2 billion facility	—	153
US$400 million facility	—	2 799
US$400 million facility - sustainability linked	3 180	—
Westpac fleet loan	—	22
Total non-current borrowings	3180	2 974
Current borrowings
R2 billion facility	—	300
Westpac fleet loan	25	87
Total current borrowings	25	387
The following repayments/draw downs were made during the 2022 year:
•R2 billion facility (retired): R450 million repayment
•US$400 million facility (retired): US$200 million (R3 057 million) repayment
•Westpac fleet loan: R94 million repayment
•US$400 million facility – sustainability linked: US$200 million (R3 057 million) draw down
Loan covenants tests were performed for both the old and new loan facilities for the 2022 and 2021 financial years and no breaches were noted. For the 2022 financial year, the group's interest cover ratio was 43.4 times (2021: 42.8 times) while the group's leverage was 0.1 (2021: 0.1). As mentioned above, the tangible net worth to total net debt ratio was removed as a loan covenant during the current financial year (2021: 57.8). Management believes that it is very likely that the covenant requirements will be met in the foreseeable future given the current earnings and interest levels.

	Year ended
Figures in million	30 June 2022 (Reviewed	30 June 2021 (Audited)
Translation gain/(loss) on US$ facilities[1]	(409)	895
Rand/US$ exchange rate:
Closing/spot	16.27	14.27
Average	15.21	15.40
1    The remainder of foreign exchange transaction gain or loss included in profit or loss mainly relates to the translation of cash from a foreign currency to the functional currencies of the operating entities.
11.    CONTINGENT CONSIDERATION LIABILITY
Consideration for the acquisition of Mponeng and its related assets included contingent consideration subject to the following criteria:
•US$260 per ounce payable on all underground production from the Mponeng, Savuka and Tau Tona mines in excess of 250 000 ounces per year for six years commencing 1 January 2021
•US$20 per ounce payable on underground production from the Mponeng, Savuka and Tau Tona mines sourced from levels developed in the future below the current infrastructure
As at 30 June 2022, the contingent consideration liability was valued at R356 million (2021: R417 million) by using the discounted cash flows valuation method, discounted at a post-tax real rate of 10.2% (2021:10.3%). Other assumptions applied in the valuation are the forecast Rand/US dollar exchange rate and life-of-mine plan of the Mponeng operation. Refer to note 7 for R/US$ exchange rates used in the valuation as at 30 June 2022. The remeasurement of the liability of R61 million is included in other operating expenses and relates primarily to a change in the production profile, as included in the life-of-mine plan of the Mponeng operation. The fair value calculated for the contingent consideration is level 3 in the fair value hierarchy due to the use of unobservable inputs. The contingent consideration attributable to the below infrastructure ounces of gold was valued at Rnil at 30 June 2022 (2021: Rnil).
32    Harmony Gold Mining Company Limited | FY22 Results for the year ended 30 June 2022

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2022 (RAND)
12.    STREAMING ARRANGEMENTS
Contract liability and gold delivered
As at 30 June 2021, the balance of gold ounces to be delivered to Franco-Nevada amounted to 84 429oz. For the year ended 30 June 2022, 23 272oz has been delivered to Franco-Nevada bringing the remaining balance of gold ounces to be delivered as at year end to 61 157oz.
The contract price receivable in US$/oz for each ounce of gold delivered is as follows:
•1 October 2020 – 16 December 2020: US$433/oz
•17 December 2020 – 16 December 2021: US$437/oz
•17 December 2021 – 30 June 2022: US$442/oz
Reconciliation of the streaming contract liability:

	At
Figures in million	30 June 2022 (Reviewed)	30 June 2021 (Audited)
Opening balance	1 091	—
Initial recognition as at 1 October 2020	—	1 417
Finance costs related to significant financing component	67	71
Non-cash consideration for delivery of gold ounces	(471)	(397)
Closing balance	687	1 091
– Current*	309	396
– Non-current	378	695
*    The current portion of the liability is determined with reference to the current production profile of Mine Waste Solutions for the next 12 months.

13.    FINANCIAL RISK MANAGEMENT ACTIVITIES
Foreign exchange risk
Harmony's revenues are sensitive to the R/US$ exchange rate as all revenues are generated by gold sales denominated in US$. A weakening of the Rand will increase the reported revenue total; conversely a strengthening will decrease it.
Harmony maintains a foreign currency derivative programme to manage foreign exchange risk. The limit currently set by the Board is 25% of the group's foreign exchange risk exposure for a period of 24 months. The audit and risk committee reviews the details of the programme quarterly. Refer to note 8 and the fair value determination section below for further detail on these contracts.
The Rand weakened during the 2022 year from R14.27/US$1 on 30 June 2021 to close at R16.27/US$1 on 30 June 2022. The volatility in the exchange rate is driven by global economic factors. Refer to note 2 for a discussion on some of the factors and their impact. The weakening negatively impacted on the derivative valuations as well as the translation of the US$ debt facilities at 30 June 2022. Refer to note 10 for detail.
During the 2022 year the Rand weakened from a closing rate of R10.72/A$1 on 30 June 2021 to R11.25/A$1 on 30 June 2022. This impacted on the translation of balances from Australian dollar to Rand on consolidation as well as the average rate at which income statement items were translated at. These changes resulted in a foreign exchange movement translation gain of R742 million for the 2022 year.
Commodity price sensitivity
The profitability of the group’s operations, and the cash flows generated by those operations, are mainly affected by changes in the market price of gold, and in the case of Hidden Valley, silver as well. Harmony entered into derivative contracts to manage the variability in cash flows from the group’s production, in order to create cash certainty and protect the group against lower commodity prices. The general limit for gold hedging currently set by the Board is 20% for a 24-month period. The limit set by the Board is 50% of silver exposure over a 24-month period. The audit and risk committee reviews the details of the programme quarterly. Refer to note 8 and the fair value determination section below for further detail on these contracts.
Interest rate risk
During the 2022 year the US Federal Reserve increased the fund rate by 150 basis points. Similarly the SARB increased the repo rate by 125 basis points causing the higher interest rates to have a non-favourable impact on the group's cost of debt. This was offset by lower debt balances. The SOFR (Secured Overnight Financing Rate) has been used for the refinanced US$ borrowings, as opposed to LIBOR (London Interbank Offered Rate) which was used for the historic borrowings. This due to LIBOR being phased out. During the refinancing process, the group was able to secure slightly improved margins on its facilities. Even though it can be expected that the increase in the repo rate will result in a higher cost of debt as financial institutions will increase their lending rates, the group has not entered into interest rate swap agreements. The audit and risk committee reviews the group's risk exposure quarterly.
Harmony Gold Mining Company Limited | FY22 Results for the year ended 30 June 2022    33

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2022 (RAND)
13.    FINANCIAL RISK MANAGEMENT ACTIVITIES continued
Credit risk
Financial instruments which are subject to credit risk are restricted cash and investments, derivative financial instruments and cash and cash equivalents, all of which are invested with financial institutions that meet the group's policy requirements for credit quality, as well as trade and other receivables (excluding non-financial instruments). In assessing the creditworthiness of local institutions, management uses the national scale long-term ratings.
At 30 June 2022, the rating of major SA banks remained unchanged at AA+, which is in line with the group's credit risk policy. An assessment of the expected credit losses (ECLs) for the financial assets measured at amortised costs at 30 June 2022 resulted in an immaterial amount for each instrument. The credit rating of the group's Australian counterparts remained unchanged at A+ resulting in the assessed ECL remaining immaterial.
Management will continue to review the underlying strength of the economies we operate in as well as the creditworthiness of the financial institutions and make any changes deemed necessary to safeguard the assets and reduce the credit risk.
Capital risk management
The weakening of the Rand has resulted in foreign exchange translation losses on foreign borrowings, being the major contributor to the group's increased net debt compared to 30 June 2021. It remains the group's objective to adhere to a conservative approach to debt and maintain low levels of gearing.
Net debt is as follows:

At
Figures in million	30 June 2022 (Reviewed)	30 June 2021 (Audited)
Cash and cash equivalents	2 448	2 819
Borrowings	(3 205)	(3 361)
Net debt	(757)	(542)
Fair value determination
The fair value levels of hierarchy are as follows:

Level 1:	Quoted prices (unadjusted) in active markets
Level 2:	Inputs other than quoted prices included within level 1 that are observable for the asset, either directly or indirectly (that is, as prices) or indirectly (that is derived from prices)
Level 3:	Inputs for the asset that are not based on observable market data (that is unobservable inputs)

		At
Figures in million	Fair value hierarchy level	30 June 2022 (Reviewed)	30 June 2021 (Audited)
Fair value through other comprehensive income financial instruments
Other non-current assets (a)	Level 3	75	74
Restricted cash and investments (b)	Level 1	292	252
Fair value through profit or loss financial instruments
Restricted cash and investments (b)	Level 2	1 162	1 391
Derivative financial assets (c)	Level 2	656	1 799
Derivative financial liabilities (c)	Level 2	(11)	(212)
Loan to ARM BBEE Trust (d)	Level 3	148	177
Contingent consideration liability (e)	Level 3	(356)	(417)
(a)    The majority of the balance relates to the equity investment in Rand Mutual Assurance. The fair value of the investment was estimated with reference to an independent valuation. A combination of the "Embedded Valuation" and "Net Asset Value" techniques were applied to revalue the investment as at 30 June 2022. In evaluating the group's share of the business, common practice marketability and minority discounts as well as additional specific risk discounts were applied. There are no inputs to the valuation that a reasonably possible change would result in a material change in the fair value of the investment.
(b)    The majority of the level 2 valued assets are directly derived from the Top 40 index on the JSE, and are discounted at market interest rates. This relates to equity-linked deposits in the group's environmental rehabilitation trust funds. The level 1 valued assets comprise of listed equity securities designated as fair value through other comprehensive income instruments. The remaining balance of the environmental trust funds is carried at amortised cost and therefore not disclosed here.
34    Harmony Gold Mining Company Limited | FY22 Results for the year ended 30 June 2022

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2022 (RAND)
13.    FINANCIAL RISK MANAGEMENT ACTIVITIES continued
(c)    The mark-to-market remeasurement of the derivative contracts was determined as follows:
•Foreign exchange contracts comprise of zero cost collars and FECs: The zero cost collars were valued using a Black-Scholes valuation technique derived from spot Rand/US$ exchange rate inputs, implied volatilities on the Rand/US$ exchange rate, Rand/US$ inter-bank interest rates and discounted at a market interest rate (zero-coupon interest rate curve). The value of the FECs is derived from the forward Rand/US$ exchange rate and discounted at a market interest rate (zero coupon interest rate curve)
•Rand gold contracts (forward sale contracts): spot Rand/US$ exchange rate, Rand and dollar interest rates (forward points), spot US$ gold price, differential between the US interest rate and gold lease interest rate which is discounted at a market interest rate
•US$ gold contracts (forward sale contracts): spot US$ gold price, differential between the US interest rate and gold lease interest rate and discounted at a market interest rate
•Silver contracts (zero cost collars): a Black-Scholes valuation technique, derived from spot US$ silver price, strike price, implied volatilities, time to maturity and interest rates and discounted at a market interest rate investments
(d)    At 30 June 2022, the fair value movement was calculated using a discounted cash flow model, taking into account forecasted dividend payments over the estimated repayment period of the loan at a rate of 9.3% (2021: 7.9%). A 99 basis point change in the discount rate, which would represent a reasonably possible change based on expected movements in lending rates, would not cause a material change in the fair value of the loan. The loan balance forms part of other non-current assets in the balance sheet.
(e)    The contingent consideration liability related to the Mponeng operation (refer to note 11) was determined using the expected gold production profile for Mponeng at a post-tax real rate of 10.2% (2021: 10.3%). Should the expected gold production profile increase by 7.6% or decrease by 7.6%, the contingent consideration liability would increase by R251 million (2021: R208 million at 7%) or decrease by R189 million (June 2021: R183 million at 7%), respectively. This represents reasonably expected changes which were determined based on the standard deviation of previous years' production of the Mponeng operation. No other reasonably expected changes in key unobservable inputs would have caused a material change in the fair value of the liability.
The carrying values (less any impairment allowance) of short-term financial instruments are assumed to approximate their fair values. This includes restricted cash and investments carried at amortised cost. The fair values of borrowings are not materially different to their carrying amounts since the interest payable on those borrowings is at floating interest rates. The fair value of borrowings is based on discounted cash flows using a current borrowing rate. The determination of the fair values are level 3 in the fair value hierarchy due to the use of unobservable inputs, including own credit risk.
14.    ADDITIONAL CASH FLOW DISCLOSURES
Cash generated by operations decreased year on year primarily due to the higher production costs incurred and the trade and other payables outflow in comparison to an inflow in 2021, as a result of the inclusion of the results of the Mponeng operations. Refer to note 4 for further detail.
The decrease was offset by the increase in revenue and gains on derivatives as well as the trade and other receivables inflow. Refer to note 3 and 8 for further detail.
Additions to property, plant and equipment:

Year ended
Figures in million	30 June 2022 (Reviewed)	30 June 2021 (Audited)
Capital expenditure – operations	5 096	4 062
Capital and capitalised exploration and evaluation expenditure for Wafi-Golpu	22	34
Additions resulting from stripping activities	1 096	1 046
Total additions to property, plant and equipment	6 214	5 142
Harmony Gold Mining Company Limited | FY22 Results for the year ended 30 June 2022    35

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2022 (RAND)
15.    COMMITMENTS AND CONTINGENCIES

At
Figures in million	30 June 2022 (Reviewed)	30 June 2021 (Audited)
Capital expenditure commitments:
Contracts for capital expenditure[1]	1 944	373
Authorised by the directors but not contracted for	6 300	7 425
Total capital commitments	8 244	7 798
1 The increase relates predominantly to the Kareerand Expansion project, for which regulatory approvals were obtained during June 2022.
This expenditure will be financed from existing resources and, where appropriate, borrowings which is adequate.
Contingent liabilities
During June 2022, the Water Use Licence (WUL) for Mine Waste Solutions' Kareerand tailings storage facility was approved by the Department of Water and Sanitation. We are still awaiting approvals of the WULs for our Free State operations as well as Doornkop. There were no other significant changes during the 2022 financial year. For a detailed disclosure on contingent liabilities, refer to Harmony's annual financial statements for the financial year ended 30 June 2021.
16.    RELATED PARTIES
The following directors and prescribed officers owned shares in Harmony at year end:

At
Name of director/prescribed officer	30 June 2022 (Reviewed)	30 June 2021 (Reviewed)*
PW Steenkamp (Executive director)[1]	772 589	746 085
BP Lekubo (Executive director)[1]	15 988	3 581
HE Mashego (Executive director)[1]	14 875	3 319
BB Nel (Prescribed officer)[1,4]	110 207	198 622
VP Tobias (Prescribed officer)[1,2,4]	n/a	321 084
MP van der Walt (Prescribed officer)[1,4]	100 000	159 438
JJ van Heerden (Prescribed officer)[1,4]	30 734	6 156
M Naidoo-Vermaak (Prescribed officer)[1,3]	7 966	n/a
AJ Wilkens (Non-executive director)	101 301	101 301
*    Certain figures have been revised. Refer to footnote 4 below.
1    The balance of shares held is attributable to shares held privately and in terms of the minimum shareholding requirement as set out in our remuneration policy.
2    VP Tobias resigned effective 14 November 2021.
3    M Naidoo-Vermaak classified as a prescribed officer effective 21 February 2022.
4    During the year a misstatement was identified in the balance of the shares owned by certain prescribed officers for the year ended 30 June 2021. The previously disclosed balance at 30 June 2021 did not consider shares traded in the prescribed officers' personal capacity, and as a result were misstated. These figures have been revised. Shares held at 30 June 2021 were previously disclosed as: BB Nel, 216 175 shares, MP van der Walt, 139 356 shares, VP Tobias, 347 462 shares and JJ van Heerden, 166 156 shares.
On 7 December 2021, Harmony announced the retirement of Ms Fikile De Buck and Dr Simo Lushaba as independent non-executive directors with effect from 7 December 2021.
On 21 February 2022, Ms Melanie Naidoo-Vermaak and Mr Anton Buthelezi were appointed as Senior Executive: Sustainable Development and Senior Executive: Human Capital respectively and have been classified as prescribed officers.
On 19 May 2022, Harmony announced the appointment of Mr Bongani Nqwababa and Mr Martin Prinsloo to the Board of Directors of Harmony as independent non-executive directors with effect from 18 May 2022.
On 28 June 2022, Harmony announced the resignation of Mr Modise Motloba as a non-independent non-executive director with effect from 27 June 2022.
36    Harmony Gold Mining Company Limited | FY22 Results for the year ended 30 June 2022

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2022 (RAND)
17.    SEGMENT REPORT
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (CODM) as well as the requirements of IFRS 8, Operating Segments.
As of 1 July 2021, Mine Waste Solutions is disclosed as a separate operating segment based on the requirements of IFRS 8.
The segment report follows on page 38.
18.    RECONCILIATION OF SEGMENT INFORMATION

	Year ended
Figures in million	30 June 2022 (Reviewed)	30 June 2021 (Audited)
Reconciliation of production profit to gross profit
Revenue	42 645	41 733
– Per segment report	41 742	40 698
– Other metal sales treated as by-product credits in the segment report	903	1 035
Production costs	(33 099)	(29 774)
– Per segment report	(32 196)	(28 739)
– Other metal sales treated as by-product credits in the segment report	(903)	(1 035)

Production profit per segment report	9 546	11 959
Amortisation and depreciation	(3 683)	(3 875)
Impairment of assets	(4 433)	(1 124)
Other cost of sales items	(712)	(716)
Gross profit as per income statement[1]	718	6 244
1    The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.

	At
Figures in million	30 June 2022 (Reviewed)	30 June 2021 (Audited)
Reconciliation of total segment assets to consolidated property, plant and equipment
Property, plant and equipment not allocated to a segment
Mining assets	943	757
Undeveloped property	4 004	3 989
Other non-mining assets	510	411
Assets under construction*	1 823	1 584
	7 280	6 741
*    Assets under construction consist of the Wafi-Golpu assets
19.    SUBSEQUENT EVENTS
On 29 August 2022, a final dividend of 22 SA cents was declared, payable on 17 October 2022.
Harmony Gold Mining Company Limited | FY22 Results for the year ended 30 June 2022    37

SEGMENT REPORT (RAND/METRIC)
FOR THE YEAR ENDED 30 JUNE 2022 (REVIEWED)

	Revenue		Production cost		Production profit/(loss)		Segment assets		Capital expenditure		Kilograms produced*		Tonnes milled*
	30 June		30 June		30 June		30 June		30 June		30 June		30 June
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	R million		R million		R million		R million		R million		kg		t'000
South Africa Underground
Tshepong Operations	6 351	6 214	5 084	4 865	1 267	1 349	3 779	6 541	1 514	1 112	7 022	7 419	1 561	1 558
Moab Khotsong	5 779	6 048	4 038	3 842	1 741	2 206	4 324	4 008	894	633	6 508	7 166	959	903
Mponeng	5 620	4 750	4 487	2 938	1 133	1 812	4 433	4 321	605	493	6 086	5 446	840	683
Bambanani[1]	1 286	1 687	1 163	1 156	123	531	—	327	25	71	1 433	1 992	176	227
Joel	1 411	1 199	1 308	1 124	103	75	1 244	1 166	225	172	1 556	1 424	434	359
Doornkop	3 106	3 077	2 453	2 140	653	937	3 222	2 994	491	425	3 444	3 670	874	851
Target 1	1 648	1 410	1 812	1 667	(164)	(257)	1 517	1 367	384	368	1 800	1 603	455	488
Kusasalethu	4 139	3 400	3 086	2 955	1 053	445	822	1 057	210	205	4 567	3 999	607	708
Masimong	1 733	1 636	1 504	1 427	229	209	17	26	49	29	1 910	2 012	486	510
Unisel[2]	—	224	—	182	—	42	—	—	—	—	—	247	—	57
Total Underground	31 073	29 645	24 935	22 296	6 138	7 349	19 358	21 807	4 397	3 508	34 326	34 978	6 392	6 344
Surface
Mine Waste Solutions[3]	2 642	1 889	1 588	1 137	1 054	751	1 027	1 031	264	70	2 899	2 057	23 443	17 665
All other surface operations[3]	4 868	5 136	3 551	3 587	1 317	1 550	1 066	890	282	265	5 304	6 031	20 737	21 824
Total Surface	7 510	7 025	5 139	4 724	2 371	2 301	2 093	1 921	546	335	8 203	8 088	44 180	39 489
Total South Africa	38 583	36 670	30 074	27 020	8 509	9 650	21 451	23 728	4 943	3 843	42 529	43 066	50 572	45 833
International
Hidden Valley	3 159	4 028	2 122	1 719	1 037	2 309	4 141	3 128	1 249	1 260	3 707	4 689	3 229	3 420
Total international	3 159	4 028	2 122	1 719	1 037	2 309	4 141	3 128	1 249	1 260	3 707	4 689	3 229	3 420
Total operations	41 742	40 698	32 196	28 739	9 546	11 959	25 592	26 856	6 192	5 103	46 236	47 755	53 801	49 253
Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 18)	903	1 035	903	1 035	—	—	7 280	6 741
	42 645	41 733	33 099	29 774	9 546	11 959	32 872	33 597	6 192	5 103	46 236	47 755	53 801	49 253
*    Production statistics are unaudited and not reviewed.
1    The Bambanani operation closed in June 2022
2    The Unisel operation closed in October 2020
3    The Mine Waste Solutions and All other surface operations line items were disaggregated as a result of Mine Waste Solutions meeting the 10% profit quantitative threshold for a reportable segment. Refer to note 1 for further details.
38    Harmony Gold Mining Company Limited | FY22 Results for the year ended 30 June 2022

CONDENSED CONSOLIDATED INCOME STATEMENT (US$)
(CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

	Year ended
Figures in million	30 June 2022	30 June 2021
Revenue	2 804	2 710
Cost of sales	(2 738)	(2 310)
Production costs	(2 176)	(1 933)
Amortisation and depreciation	(242)	(252)
Impairment of assets	(273)	(79)
Other items	(47)	(46)

Gross profit	66	400
Corporate, administration and other expenditure	(65)	(69)
Exploration expenditure	(14)	(11)
Gains/(losses) on derivatives	3	66
Foreign exchange translation gain/(loss)	(21)	44
Other operating expenses	—	(16)
Operating profit/(loss)	(31)	414
Gain on bargain purchase	—	18
Acquisition-related costs	—	(8)
Share of profits from associates	4	5
Investment income	23	21
Finance costs	(47)	(43)
Profit/(loss) before taxation	(51)	407
Taxation	3	(81)
Current taxation	(20)	(35)
Deferred taxation	23	(46)

Net profit/(loss) for the year	(48)	326
Attributable to:
Non-controlling interest	3	2
Owners of the parent	(51)	324
Earnings/(loss) per ordinary share (cents)
Basic earnings/(loss)	(8)	54
Diluted earnings/(loss)	(8)	52
The currency conversion average rates for the year ended 30 June 2022: US$1 = R15.21 (30 June 2021: US$1 = R15.40).

Note on convenience translations
The requirements of IAS 21 The Effects of Changes in Foreign Exchange Rates have not necessarily been applied in the translation of the US Dollar financial statements presented on page 39 to 43.

Harmony Gold Mining Company Limited | FY22 Results for the year ended 30 June 2022    39

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (US$)
(CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

	Year ended
Figures in million	30 June 2022	30 June 2021
Net profit/(loss) for the year	(48)	326
Other comprehensive income for the year, net of income tax	12	211
Items that may be reclassified subsequently to profit or loss:	11	210
Foreign exchange translation gain/(loss)	49	(80)
Remeasurement of gold hedging contracts	(38)	290
Items that will not be reclassified to profit or loss	1	1
Total comprehensive income for the year	(36)	537
Attributable to:
Non-controlling interest	2	3
Owners of the parent	(38)	534
The currency conversion average rates for the year ended 30 June 2022: US$1 = R15.21 (30 June 2021: US$1 = R15.40).

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (US$)
FOR THE YEAR ENDED 30 JUNE 2022 (CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

Figures in million	Share capital	Accumulated loss	Other reserves	Non-controlling interest	Total
Balance – 1 July 2021	2 024	(505)	394	4	1 917
Share-based payments	—	—	9	—	9
Net profit/(loss) for the year	—	(62)	—	2	(60)
Other comprehensive income for the year	—	—	12	—	12
Dividends paid	—	(25)	—	(1)	(26)
Balance – 30 June 2022	2 024	(592)	415	5	1 852
Balance – 1 July 2020	2 308	(882)	211	—	1 637
Share-based payments	—	—	11	—	11
Net profit for the year	—	389	—	3	392
Other comprehensive income for the year	—	—	226	1	227
Dividends paid	—	(47)	—	—	(47)
Balance – 30 June 2021	2 308	(540)	448	4	2 220
The currency conversion closing rates for the year ended 30 June 2022: US$1 = R16.27 (30 June 2021: US$1 = R14.27).
40    Harmony Gold Mining Company Limited | FY22 Results for the year ended 30 June 2022

CONDENSED CONSOLIDATED BALANCE SHEET (US$)
(CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

	At
Figures in million	30 June 2022	30 June 2021
ASSETS
Non-current assets
Property, plant and equipment	2 020	2 354
Intangible assets	3	26
Restricted cash and investments	341	367
Investments in associates	8	9
Deferred tax assets	12	19
Other non-current assets	23	23
Derivative financial assets	8	23
Total non-current assets	2 415	2 821
Current assets
Inventories	173	178
Restricted cash and investments	2	5
Trade and other receivables	103	116
Derivative financial assets	32	103
Cash and cash equivalents	150	198
Total current assets	460	600
Total assets	2 875	3 421
EQUITY AND LIABILITIES
Share capital and reserves
Attributable to equity holders of the parent company	1 847	2 183
Share capital	2 024	2 308
Other reserves	415	448
Accumulated loss	(592)	(573)
Non-controlling interest	5	4
Total equity	1 852	2 187
Non-current liabilities
Deferred tax liabilities	97	153
Provision for environmental rehabilitation	308	327
Other provisions	57	65
Borrowings	195	208
Contingent consideration liability	22	29
Other non-current liabilities	16	12
Streaming contract liability	23	49
Total non-current liabilities	718	843
Current liabilities
Other provisions	8	12
Borrowings	2	27
Trade and other payables	276	310
Derivative financial liabilities	—	14
Streaming contract liability	19	28
Total current liabilities	305	391
Total equity and liabilities	2 875	3 421
The balance sheet for 30 June 2022 converted at a conversion rate of US$1 = R16.27 (30 June 2021: US$1 = R14.27)
Harmony Gold Mining Company Limited | FY22 Results for the year ended 30 June 2022    41

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (US$)
(CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

	Year ended
Figures in million	30 June 2022	30 June 2021
CASH FLOW FROM OPERATING ACTIVITIES
Cash generated by operations	485	633
Dividends received	5	6
Interest received	6	11
Interest paid	(21)	(15)
Income and mining taxes paid	(19)	(38)
Cash generated from operating activities	456	597
CASH FLOW FROM INVESTING ACTIVITIES
Increase in restricted cash and investments	(8)	(3)
Amounts refunded from restricted cash and investments	3	2
Redemption of preference shares from associates	—	2
Acquisition of Mponeng operations and related assets	—	(200)
ARM BBEE Trust loan repayment	4	17
ARM BBEE Trust loan advanced	—	(17)
Capital distribution from investments	—	1
Proceeds from disposal of property, plant and equipment	2	1
Additions to property, plant and equipment	(409)	(334)
Cash utilised by investing activities	(408)	(531)
CASH FLOW FROM FINANCING ACTIVITIES
Borrowings raised	201	—
Borrowings repaid	(237)	(227)
Dividends paid	(28)	(44)
Lease payments	(12)	(8)
Cash utilised by financing activities	(76)	(279)
Foreign currency translation adjustments	(20)	44
Net decrease in cash and cash equivalents	(48)	(169)
Cash and cash equivalents – beginning of year	198	367
Cash and cash equivalents – end of year	150	198
The currency conversion average rates for the year ended 30 June 2022: US$1 = R15.21 (30 June 2021: US$1 = R15.40).
The closing balance translated at closing rate of 30 June 2022: US$1 = R16.27 (30 June 2021: US$1 = R14.27).
42    Harmony Gold Mining Company Limited | FY22 Results for the year ended 30 June 2022

SEGMENT REPORT (US$/IMPERIAL)
FOR THE YEAR ENDED 30 JUNE 2022 (CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

	Revenue		Production cost		Production profit/(loss)		Segment assets		Capital expenditure		Ounces produced		Tons milled
	30 June		30 June		30 June		30 June		30 June		30 June		30 June
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	US$ million		US$ million		US$ million		US$ million		US$ million		oz		t'000
South Africa Underground
Tshepong Operations	418	403	334	316	#SHEET!	87	232	458	100	72	225 763	238 526	1 721	1 718
Moab Khotsong	380	393	265	250	#SHEET!	143	266	281	59	41	209 237	230 391	1 059	995
Mponeng	369	308	295	191	74	117	272	303	40	32	195 669	175 092	926	753
Bambanani[1]	85	110	76	75	#SHEET!	35	—	23	2	5	46 072	64 044	194	250
Joel	93	78	86	73	7	5	76	82	15	11	50 026	45 783	478	396
Doornkop	204	200	161	139	43	61	198	210	32	28	110 726	117 993	963	938
Target 1	108	92	119	108	(11)	(16)	93	96	25	24	57 872	51 536	501	537
Kusasalethu	272	221	203	192	69	29	51	74	14	13	146 833	128 570	669	780
Masimong	114	106	99	93	15	13	1	2	3	2	61 407	64 687	536	563
Unisel[2]	—	15	—	12	—	3	—	—	—	—	—	7 941	—	63
Total Underground	2 043	1 926	1 638	1 449	#SHEET!	477	1 189	1 529	290	228	1 103 605	1 124 563	7 047	6 993
Surface
Mine Waste Solutions[3]	174	123	104	74	#SHEET!	49	63	72	17	5	93 205	66 133	25 851	19 479
All other surface operations	320	332	#SHEET!	232	#SHEET!	100	66	63	19	17	170 525	193 901	22 866	24 068
Total Surface	494	455	#SHEET!	306	#SHEET!	149	129	135	36	22	263 730	260 034	48 717	43 547
Total South Africa	2 537	2 381	1 977	1 755	#SHEET!	626	1 318	1 664	#SHEET!	250	1 367 335	1 384 597	55 764	50 540
International
Hidden Valley	208	262	140	112	68	150	254	219	82	82	119 182	150 755	3 561	3 772
Total international	208	262	140	112	68	150	254	219	82	82	119 182	150 755	3 561	3 772
Total operations	#SHEET!	2 643	2 117	1 867	628	776	1 572	1 883	#SHEET!	332	1 486 517	1 535 352	59 325	54 312
1    The Bambanani operation closed in June 2022
2    The Unisel operation closed in October 2020
3    The Mine Waste Solutions and All other surface operations line items were disaggregated as a result of Mine Waste Solutions meeting the 10% profit quantitative threshold for a reportable segment.
Harmony Gold Mining Company Limited | FY22 Results for the year ended 30 June 2022    43

DEVELOPMENT RESULTS
FOR THE YEAR ENDED 30 JUNE 2022
METRIC

			CHANNEL
	Reef	Sampled	Width	Value	Gold
	metres	metres	(cms)	(g/t)	(cmg/t)
Tshepong
Basal	1 082	1 064	13.37	62.40	834
B Reef	484	442	131.26	11.71	1 537
All reefs	1 567	1 506	47.97	21.69	1 040
Phakisa
Basal	996	992	37.21	40.38	1 503
All reefs	996	992	37.21	40.38	1 503
Bambanani
Basal	—	—	—	—	—
All reefs	—	—	—	—	—
Doornkop
South Reef	1 449	1 335	82.20	11.63	956
All reefs	1 449	1 335	82.20	11.63	956
Kusasalethu
VCR Reef	1 025	1 002	70.26	21.41	1 504
All reefs	1 025	1 002	70.26	21.41	1 504
Target 1
Elsburg/Dryerskuil	55	52	272.00	6.98	1 899
All reefs	55	52	272.00	6.98	1 899
Masimong 5
Basal	723	554	107.62	12.14	1 307
B Reef*	834	1 090	99.13	20.92	2 074
All reefs	1 557	1 644	101.99	17.80	1 815
Joel
Beatrix	1 104	1 077	158.76	8.62	1 369
All reefs	1 104	1 077	158.76	8.62	1 369
Moab Khotsong
Vaal Reef	1 409	1 102	109.45	27.93	3 057
C Reef	15
All reefs	1 424	1 102	109.45	27.93	3 057
Mponeng
VCR	1 155	1 108	79.28	42.29	3 353
Carbon Leader	94	100	18.38	82.82	1 522
All reefs	1 249	1 208	74.24	43.12	3 202
Total Harmony
Basal	2 801	2 610	42.44	28.01	1 189
Beatrix	1 104	1 077	158.76	8.62	1 369
B Reef	1 318	1 532	230.39	32.63	3 611
Elsburg/Dryerskuil	55	52	272.00	6.98	1 899
Vaal Reef	1 409	1 102	109.45	27.93	3 057
South Reef	1 449	1 335	82.20	11.63	956
VCR	2 179	2 110	149.54	63.71	4 858
Carbon Leader	94	100	18.38	82.82	1 522
All reefs	10 424	9 918	85.94	20.69	1 778
Rounding of numbers may result in slight computational discrepancies.
* B Reef drive metres not included in linear reef metres.
IMPERIAL

			CHANNEL
	Reef	Sampled	Width	Value	Gold
	feet	feet	(inch)	(oz/t)	(in.oz/t)
Tshepong
Basal	3 550	3 491	5.00	1.92	10
B Reef	1 589	1 450	52.00	0.34	18
All reefs	5 139	4 941	19.00	0.63	12
Phakisa
Basal	3 267	3 255	15.00	1.15	17
All reefs	3 267	3 255	15.00	1.15	17
Bambanani
Basal	—	—	—	—	—
All reefs	—	—	—	—	—
Doornkop
South Reef	4 752	4 380	32.00	0.34	11
All reefs	4 752	4 380	32.00	0.34	11
Kusasalethu
VCR Reef	3 362	3 287	28.00	0.62	17
All reefs	3 362	3 287	28.00	0.62	17
Target 1
Elsburg/Dryerskuil	181	171	107.00	0.20	22
All reefs	181	171	107.00	0.20	22
Masimong 5
Basal	2 373	1 818	42.00	0.36	15
B Reef*	2 736	3 576	39.00	0.61	24
All reefs	5 109	5 394	40.00	0.52	21
Joel
Beatrix	3 620	3 533	63.00	0.25	16
All reefs	3 620	3 533	63.00	0.25	16
Moab Khotsong
Vaal Reef	4 624	3 615	43.00	0.82	35
C Reef	49
All reefs	4 672	3 615	43.00	0.82	35
Mponeng
VCR	3 788	3 635	31.00	1.24	39
Carbon Leader	308	328	7.00	2.50	17
All reefs	4 096	3 963	29.00	1.27	37
Total Harmony
Basal	9 190	8 563	17.00	0.80	14
Beatrix	3 620	3 533	63.00	0.25	16
B Reef	4 325	5 026	91.00	0.46	41
Elsburg/Dryerskuil	181	171	107.00	0.20	22
Vaal Reef	4 624	3 615	43.00	0.82	35
South Reef	4 752	4 380	32.00	0.34	11
VCR	7 150	6 923	59.00	0.95	56
Carbon Leader	308	328	7.00	2.50	17
All reefs	34 200	32 539	34.00	0.60	20
Rounding of numbers may result in slight computational discrepancies.
* B Reef drive metres not included in linear reef metres.
44    Harmony Gold Mining Company Limited | FY22 Results for the year ended 30 June 2022

COMPETENT PERSON'S DECLARATION
Harmony Gold Mining Company Limited’s statement of Mineral Resources and Mineral Reserves as at 30 June 2022 is produced in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (SAMREC). It should be noted that the Mineral Resources are reported inclusive of the Mineral Reserves.
In South Africa, Harmony employs an ore reserve manager at each of its operations who takes responsibility as competent person for the compilation and reporting of Mineral Resources and Mineral Reserves at their operations. In Papua New Guinea, competent persons are appointed for the Mineral Resources and Mineral Reserves for specific projects and operations.
The Mineral Resources and Mineral Reserves in this report are based on information compiled by the following competent persons:
Mineral Resources and Mineral Reserves of South Africa:
Jaco Boshoff, BSc (Hons), MSc, MBA, Pr.Sci.Nat, MSAIMM, MGSSA, who has 27 years’ relevant experience and is registered with the South African Council for Natural Scientific Professions (SACNASP), a member of the South African Institute of Mining and Metallurgy (SAIMM) and a member of the Geological Society of South Africa (GSSA).
Mr Boshoff is Harmony's Lead Competent Person.

Jaco Boshoff
Physical address:	Postal address:
Randfontein Office Park Corner of Main Reef Road and Ward Avenue Randfontein South Africa	PO Box 2 Randfontein 1760 South Africa
Mineral Resources and Mineral Reserves of Papua New Guinea:
Gregory Job, BSc, MSc, who has 33 years’ relevant experience and is a member of the Australian Institute of Mining and Metallurgy (AusIMM).

Greg Job
Physical address:	Postal address:
Level 2, 189 Coronation Drive Milton, Queensland 4064 Australia	PO Box 1562 Milton, Queensland 4064 Australia
Both these competent persons, who are full-time employees of Harmony, consent to the inclusion in the report of the matters based on the information in the form and context in which it appears.

DIRECTORATE AND ADMINISTRATION

HARMONY GOLD MINING COMPANY LIMITED
Harmony Gold Mining Company Limited was incorporated and registered as a public company in South Africa on 25 August 1950 Registration number: 1950/038232/06
CORPORATE OFFICE
Randfontein Office Park PO Box 2, Randfontein, 1760, South Africa Corner Main Reef Road and Ward Avenue Randfontein, 1759, South Africa Telephone: +27 11 411 2000 Website: www.harmony.co.za
DIRECTORS
Dr PT Motsepe* (chairman), KT Nondumo*^ (deputy chairman), M Msimang*^ (lead independent director), PW Steenkamp (chief executive officer), BP Lekubo (financial director), HE Mashego (executive director)
JA Chissano*^#, B Nqwababa*^, VP Pillay*^, M Prinsloo*^, GR Sibiya*^, PL Turner*^, JL Wetton*^, AJ Wilkens*
* Non-executive
^ Independent
# Mozambican

INVESTOR RELATIONS
E-mail: HarmonyIR@harmony.co.za Telephone: +27 11 411 6073 or +27 82 746 4120
COMPANY SECRETARIAT
E-mail: companysecretariat@harmony.co.za Telephone: +27 11 411 2359
TRANSFER SECRETARIES
JSE Investor Services (Proprietary) Limited
(Registration number 2000/007239/07)
19 Ameshoff Street, 13th Floor, Hollard House, Braamfontein
PO Box 4844, Johannesburg, 2000, South Africa
Telephone: +27 86 154 6572
E-mail: info@jseinvestorservices.co.za
Fax: +27 86 674 4381

AMERICAN DEPOSITARY RECEIPTS DEPOSITARY
Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company
Operations Centre, 6201 15th Avenue, Brooklyn,
NY 11219, United States
E-mail queries: db@astfinancial.com
Toll free (within the US): +1 886 249 2593
Int: +1 718 921 8137
Fax: +1 718 921 8334

SPONSOR
JP Morgan Equities South Africa Proprietary Limited 1 Fricker Road, corner Hurlingham Road, Illovo, Johannesburg, 2196 Private Bag X9936, Sandton, 2146 Telephone: +27 11 507 0300 Fax: +27 11 507 0503
TRADING SYMBOLS
ISIN: ZAE 000015228
Harmony Gold Mining Company Limited | FY22 Results for the year ended 30 June 2022    45

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: August 30, 2022	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director